SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

AMENDMENT 3

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Cal Bay International, Inc.

(Name of Small Business Issuer in its charter)

Nevada	33-0952044
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1582 Parkway Loop, Suite G, Tustin, CA 92780

(Address of principal executive offices) (Zip Code)

Issuer's telephone number: 714-258-7070

Securities to be registered under Section 12(b) of the Act:

Title of each class Name of each exchange on which

to be so registered each class is to be registered

_____________________________ ______________________________

_____________________________ ______________________________

Securities to be registered under Section 12(g) of the Act:

Common, $.001 par value

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company is filing this Registration Statement in order to comply with the listing requirements of the Over the Counter Bulletin Board.

PART I

Item 1. Description of Business.

The Company originally incorporated in the State of Nevada on December 9, 1998, under the name Var-Jazz Entertainment, Inc. with 25,000,000 shares of common stock, par value $.001 per share, authorized. The initial board of directors consisted of two individuals, Arthur E. Vargas and Jacqueline Ann Daniel. Mr. Vargas was President and Ms. Daniel was Secretary/Treasurer of Var-Jazz. Var-Jazz was organized to engage in the business of music production and sales by producing compact discs of bands believed to have potential for commercial success. In June 1999, Var-Jazz completed a Regulation D, Rule 504 offering of 926,000 shares of common stock for $46,300. The offering was registered in the state of Nevada and the proceeds were used to implement Var-Jazz's business plan.

Var-Jazz was not successful in its business venture and the board of directors determined it was in the best interest of the Company to seek additional business opportunities. On March 8, 2001, Var-Jazz entered into an Agreement and Plan of Reorganization, (the "Agreement"), with Cal Bay Controls, Inc. whereby Var-Jazz changed its name to Cal Bay International, Inc., and acquired Cal Bay Controls, Inc. as a wholly owned subsidiary in exchange for 17,112,000 shares of common stock. The shareholders of Cal Bay Controls, Inc. received the 17,112,000 shares of Var-Jazz in exchange for their shares of Cal Bay Controls, Inc. Robert J. Thompson received 5,404,540 shares, Dante Panella received 242,420 shares and Marc A. Grossman received 57,040 shares. The Agreement was negotiated by Mr. Vargas, president of Var-Jazz and Mr. Robert Thompson, president of Cal Bay Controls, Inc. The exchange was approved by the board of directors of each company and the shareholders of Cal Bay Controls, Inc. There was no independent evaluation of the Agreement and share exchange rate.

As part of the Agreement and Plan of Reorganization, VarJazz assigned all right, title and interest of inventory and the production and distribution of compact discs featuring Nevada lounge acts, valued at $3,538 to Arthur E. Vargas as compensation for past services to the Company.

Cal Bay Controls, Inc. was originally formed in 1976 as sole proprietorship which was acquired by Robert J. Thompson in 1990. On February 22, 2001, Cal Bay Controls incorporated in the state of Nevada, sold a non-controlling interest to two other individuals and was acquired by Var-Jazz on March 8, 2001.

Cal Bay operates three divisions, the Representative/Distribution Division, the Systems Division and the New Products Division. Cal Bay's operations are focused mainly in California and Nevada with a small percentage of sales made elsewhere in the United States. Cal Bay does not currently have any international operations and does not intend to pursue an international market at this time, but expects to do so in the future.

Representative/Distribution Division

Cal Bay is a manufacturer's representative and distribution company currently serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets. The process control market involves instrumentation and equipment used to help a plant control or improve the operations of specific production or manufacturing processes within the plant. The environmental market refers to instrumentation and equipment used to measure or help reduce the amount of air and/or water pollution produced by an industrial, utility or municipal facility. Typically environmental controls are required to meet EPA regulations. The safety market refers primarily to instrumentation used by various industries to meet personnel safety requirements that are typically imposed by OSHA regulations. The laboratory market refers primarily to research and development laboratories in various industries or university and governmental research laboratories. Cal Bay also targets new technologies and products for marketing and distribution. The Company supplies analytical products, services and associated equipment through license and distribution agreements.

Cal Bay represents and/or distributes products from many manufacturers of engineered products for the process, environmental, safety and laboratory markets. The Company has a signed contract/agreement with each of the companies it represents which grants Cal Bay the rights to sell the assigned products/services within a defined sales territory (typically California, Nevada and Hawaii). In most cases these contracts are exclusive in the sense that no other sales representative is allowed to sell the products covered by the contract in the same sales area, however, there are a few contracts which are non-exclusive in the sense that there may be more than one authorized sales agents in a given sales area. Cal Bay receives compensation for selling efforts in the form of commissions (typically 10-20% of the net sales price) on all sales of products within the specified sales territory.

The Company does not currently have international operations but expects to do so in the future.

Manufacturers Represented by Cal Bay

Thermo Environmental Instruments, Inc. ("TEI") is a manufacturer of United States EPA approved Ambient and Source level analyzers for NO2/Nox, SO2, O3, CO, CO2, THC/VOC, NMHC, HCI, NH3 and H2S. TEI offers complete custom configured ambient air stations, source emissions monitoring systems, meteorological systems, calibrators, opacity monitors and ultrasonic flow monitors.

Servomex. Servomex is a manufacturer of analytical instrumentation and is the industry standard in measuring oxygen. Servomex provides portable analyzers for gas purity and safety, fixed systems for industrial gases, gas analysis in safe areas, process analyzers for gas analysis in general purpose and hazardous areas, systems for stack emissions monitoring and combustion efficiency analyzers. Servomex analyzers are available to measure O2, CO, CO2, SO2 and SO3, H2S, HCI, NH3, H20, HCN, CI2 as well as many organic compounds.

Thermo Anderson Instruments, Inc. This company provides a complete line of ambient particulate monitors, including PM2.5, PM10 and TSP. Additional products include an Aethelometer for elemental carbon, particulate sizing and stack cascade impactors, ambient volatile organic collection systems, manual and automatic stack sampling trains, and personal, portable and continuous real-time aerosol and particulate monitors.

MIE, Inc. This company provides instrumentation products that measure particle concentration in air in the concentration range of 0.001mg/m3 and up by light scattering techniquest or fibers in air.

Baldwin Environmental. Baldwin provides gas filters, thermoelectric gas coolers, and heated samples probes. In addition, the company offers prepackaged sample handling and sample flow control, stack sampling products for the stack testing community, automatic data acquisition for USEPA Methods 1-5, hot and cold sampling boxes, inpinger sets, sampling systems, probe assemblies and glassware.

EEMC. EEMC provides pitot-tube type flow monitors.

Analytik JENA USA. This company is one of the largest providers of analytical instruments in Germany and is now introducing its products to the U.S., especially to the pharmaceutical and biotechnology markets. Products include UV-VIS spectrometers, elemental analysis instruments for AOX, TOC, TN, and bioanalaytical instruments for the measurement of antioxidants, free radicals and molecular interactions.

Specac. Specac offers a complete range of sample accessories for almost any infrared spectrophotometer.

Kem-Tek Analytical. This company provides cost-effective FTIR analyzers for simultaneous, multiple measurements of liquids for process control and quality control applications, in either laboratory or at-line environments.

MEECO. Meeco provides microprocessor based moisture analyzers for most industrial, natural and process gas applications.

LSC. Liquids Solids Control provides process refractometers for a variety of applications in the chemical, food and beverage industries.

WTC Engineering. WTC provides microprocessor based data loggers, data acquisition and control hardware and software products and systems for ambient and source environmental compliance, as well as process control in industrial applications.

Representative/Distributor Markets and Strategy

Within the designated sales territory, Cal Bay serves the following markets:

* Environmental market

* Industrial Process Markets

* Petroleum Refineries

* Chemical plants

* Pharmaceutical and Biotechnology

* Computer related

* Paint and coating

* Printing

* Metal processing

* Bulk industrial gases and specialty gases

* Semiconductor

* Aerospace

* Plastics/Polymers

* Original Equipment Manufactures (OEM's)

The environmental market is typically driven by local, state and national regulations promulgated by regulatory agencies, including: the South Coast Air Quality Management District (SCAQMD), California Air Resources Board (CARB) and the U.S. Environmental Protection Agency (EPA), which has both air and water protection departments.

During the 1980's and 1990's there were many new regulations, on the local and federal level, which required the installation of new analytical instrumentation and monitoring systems for both air and water pollution control. Cal Bay has been very successful in selling analyzers for use in the environmental markets and we believe the market will continue to be strong in this area. During the late 1990's the number of new regulations declined, however, Cal Bay expects new regulations to be implemented in several areas in the coming decade which should result in an increase in this market in the near future.

The safety market is also regulatory driven, usually by OSHA rules. Cal Bay anticipates the safety market to remain fairly static in the near future.

The EPA and OSHA implement new regulations every year seeking to improve quality, safety and the environment. When new regulations are implemented, industry is required to comply with the regulations, often necessitating the purchase of new equipment and controls. While Cal Bay cannot assure new regulations translate directly to additional sales for the Company, it is management's experience that increased regulations typically result in an increase of the Company's sales.

Process, industrial, Quality Control and laboratory markets are much less likely to be affected by regulatory concerns, however, these markets are more likely to be affected by changes in the economy. Sales to these markets are typically not regulatory driven but are driven by the need for improved production efficiency, reductions in cost, improvement in product quality, etc. New technology developments are often the driving force behind sales of new equipment into these markets as each company searches for a competitive advantage.

Cal Bay uses a multi-faceted marketing strategy to maximize the limited amount of resources available. The following marketing approaches are currently used or are planned for future use:

* Press releases in local trade publications (i.e., ISA Newsletter, AWMA Journal)

* Participation in local technical trade shows and exhibits

* Networking with industry leaders, consultants, regulators, etc.

* Strategic alliances with other suppliers of non-competitive products and services

* Direct mail marketing to selected industry/market segments for selected products

* Advertising in local trade publications (i.e., ISA Newsletter, AWMA Journal)

* Telemarketing of selected market segments for selected products

* Cooperation with marketing programs initiated by principals/vendors

Cal Bay sales of analytical instrumentation products are typically technology and/or regulatory driven. Cal Bay sales and management personnel have a great deal of technical knowledge and experience with the regulatory process. Cal Bay often uses a "consultative sales approach" with clients, in which Cal Bay helps to provide solutions to a client's environmental compliance, process control or safety related problems.

Cal Bay relies on its status as a supplier of measurement and control products and services. Many clients return to Cal Bay for new purchases and also provide many referrals for new business opportunities.

Representative/Distributor Division Growth Strategy

Cal Bay is currently evaluating and/or searching for new products to represent/distribute in addition to its current base of products. Cal Bay has targeted new products that complement its existing product lines including water quality instrumentation (pH, conductivity, etc.), toxic gas sensors for safety applications, and flow and level monitoring instrumentation.

In addition to expanding our sales force and presence in California (see "Employees" below), the Company will evaluate the possibility of opening a southern Nevada office at some time within the next two years. Cal Bay will also evaluate the possibility of expanding beyond its traditional role as a local sales representative/distributor by negotiating with one or more foreign manufacturers of measurement and control products who wish to gain entry into the U.S. market. In this scenario, Cal Bay would become the U.S. distributor for such products and would be responsible for developing a national sales representative network.

Systems Division

In addition to selling products and services as a representative/distributor, Cal Bay also produces a small number of equipment systems which incorporate a variety of products and parts from numerous vendors and that are integrated into a completely operational system by Cal Bay. Cal Bay offers the EMS product and the CEMS product.

EMS Product. The EMS product is an oxygen transfilling system supplied to Fire Departments for use in refilling the oxygen in the breathing air tanks used by fire and emergency personnel. The EMS system was designed by Cal Bay and incorporates a manifold for the distribution of oxygen into multiple tanks, a very sensitive and accurate oxygen analyzer to verify the purity of the oxygen supply to ensure the safety of this oxygen for use by emergency medical and fire personnel, and a microprocessor based hardware and software system to validate and document the breathing air for human use.

CEMS Product. Cal Bay occasionally provides small Continuous Emissions Monitoring Systems (CEMS) to selected clients for regulatory compliance. These clients typically have a special need that cannot be addressed by one of the larger CEM integration companies. On CEMS projects, Cal Bay will often act as the prime contractor with several sub-contractors who will be responsible for design, manufacture, test and/or installation and certification to meet the regulatory requirements. A typical CEM system will include sample probe, heated sample line, sample conditioning system to remove moisture and particulates, sample flow controller and distribution manifold, analyzer(s) for the gas species to be measured, a micro-processor based system controller, data-logger and/or data acquisition and reporting system, and calibration gases. Services may include installation supervision, start-up and training, certification to meet regulatory standards, maintenance contracts and regulatory permitting assistance.

In 1999, we received $31,126 and $10,813 in 2000 for our EMS product. In 1999 we received $209,764 and $24,433 in 2000 for our CEMS projects.

Systems Division Markets and Strategy

Cal Bay serves the following markets for its systems products:

EMS - Fire departments and Industrial O2 Transfilling Operations

CEMS - Small industrial plants

The market for EMS systems is driven primarily by recent legislation requiring a check of the breathing air used by humans. The market for CEMS is entirely driven by local, state and national regulations promulgated by regulatory agencies, including the South Coast Air Quality Management District, California Air Resources Board and the U.S. Environmental Protection Agency.

Cal Bay uses a multi-faceted marketing strategy to maximize the limited amount of resources available. The following marketing approaches are currently used or are planned for future use:

EMS

* Press releases/advertisement in Fire Department safety journals

* Participation in local Fire Service trade shows and exhibits

* Direct mail marketing to selected fire/emergency industry

CEMS

* Cal Bay relies entirely on network marketing and referrals from consultants

Sales of the EMS product is primarily handled by a part time Cal Bay employee who performs direct sales activities and also oversees the efforts of an independent sales organization, All Star Fire, that specializes in the sales of products to fire departments. This sales organization has been given the non-exclusive rights to sell the EMS system in addition to their other products and is compensated only via a sales commission upon the successful sale of an EMS product. This arrangement with All Star Fire was based upon a verbal agreement and was non-exclusive, therefore there was no written contract between Cal-Bay and All Star Fire. Cal-Bay had agreed to pay All-Star Fire a finder's fee or sales commission for any sales of the EMS products on Cal-Bay's behalf. All-Star Fire was not successful in obtaining any significant new orders for the EMS products during the fiscal year 2000, therefore Cal-Bay cancelled this agreement with All Star Fire in early 2001.

Our CEMS product is sold by Cal Bay sales staff directly to the end user.

Systems Division Growth Strategy

Cal Bay believes that the current level of business for the EMS and CEMS products should remain stable or will grow in the future. If new environmental monitoring regulations are passed in the future, it is possible that the markets for CEMS will increase significantly. Also, due to the recent "energy crisis" in the Western U.S., there may be a significant increase in the construction of new power plants and/or retrofitting of existing power plans, all of which should require new or upgraded environmental monitoring systems. Cal Bay will remain active in these markets and will attempt to gain additional business by filling niche markets. Cal Bay will also continue to evaluate other possible system product opportunities as they arise.

New Products Division

The Company is interested in expanding its core business into new areas of business opportunity. Some potential methods of accomplishing this goal are to expand into new markets with existing products, develop and manufacture new products for sale into our existing markets and search for acquisition candidates.

We currently plan for only a limited amount of Research & Development in our New Products Division, and anticipate that much of the costs associated with this R&D effort will be either shared with or born entirely by strategic partners. The new products division is not expected to provide any sales contribution to the Company for the remainder of 2001, but will be expected to begin generating sales revenues and income in 2002.

New Products Division Current Projects

Cal Bay is currently exploring relationships with two companies with developing technology, NUMA/MRX Technology and AET technology. Following is a discussion of each project.

NUMA/MRX Technology

NUMA, Inc., a company located in Florida, has developed a new analytical technology using pattern recognition. Cal Bay has entered into a business relationship with NUMA in which Cal Bay has been granted the right to sell NUMA's MRX products in the western U.S. territory. The terms of the agreement provide that Cal Bay has exclusive rights to sell the MRX Technology and other associated products in California and includes the exclusive agreement with AET for the explosives market in the United States. See below for a discussion of the AET agreement. Cal Bay has agreed to pay a commission of 8% of the actual invoice price on the first $25,000 of sales in each calendar year and 10% thereafter. The agreement is perpetual unless proper notice is served by either party.

Currently however, the NUMA MRX technology has not been developed for use in many markets and/or applications and NUMA has expressed limited interest in performing the marketing research to determine suitable applications for the technology. NUMA has also demonstrated an unwillingness to perform the product development necessary to refine the basic technology into products designed for specific use in specific applications.

The technology patented by NUMA is referred to as Molecular Recognition (MRX) technology. MRX uses pattern recognition and neural net processing, together with software programming that enables almost any measurement based technology to perform at improved levels. Pattern recognition is the art of separating complex electronic signatures from even more complex backgrounds. By improving the measurement signal and reducing the background noise, the MRX product can provide results that are not achievable with conventional analytical devices. As an analytical instrument, MRX is unique in that it is fast responding (within milliseconds), accurate, sensitive (parts per trillion levels), inexpensive, compact and can identify multiple substances at the molecular level.

Cal Bay sees an opportunity to perform the marketing research to determine viable markets and applications as well as the features required to be successful in those markets. Cal Bay would also be capable of arranging for the product development and testing necessary to turn the basic NUMA "black box" into a finished, sellable product. Cal Bay intends to perform some product development work on the MRX product but will probably also contract out some additional product development. Presently, the Company does not have anyone identified or on contract to perform any MRX product development.

In return for Cal Bay's sale and marketing efforts, and the redesign and packaging of a sellable product, Cal Bay will receive exclusive rights to the NUMA MRX technology for those markets developed by Cal Bay. Cal Bay will receive the exclusive right to sell the MRX technology into each specific market in which Cal Bay develops the MRX technology into a sellable product with the design features and capabilities required for that market. These markets include many of the same markets already served by the Company representative division, but may also include new markets which are yet to be identified.

The Company intends to focus initially on the use of the NUMA MRX technology to enhance conventional technology with which Cal Bay is most familiar, primarily in the measurement of various chemical compounds in the environmental, process, safety, QC and laboratory markets.

At this time, Cal Bay has not prepared formal product development plans for the MRX product. We have not yet chosen or prioritized the markets that will be pursued and we have not developed a formal time table for any product development. Until these markets and applications are defined for the first product development efforts, we will not be able to estimate the costs involved.

AET Strategic Alliance

AET, a company headquartered in California has received funding to develop incineration technology for use in the thermal destruction of obsolete military explosives and munitions. AET is presently working at a military facility in Iowa to develop the incinerator technology. AET is an established government contractor with a secure government contract number, is listed in several DOD databases and is currently a sub-contractor to American Ordinance, Inc., which is owned by General Dynamics.

As an established government contractor, AET is listed with the Government Accounting Office as an approved supplier with security clearance. This database is circulated to all government and military procurement offices. This is significant because in our joint effort with AET, AET will not have to go through the government selection process when the DOD or other governmental branches purchase from AET. DOD databases include all U.S. defense and military organizations.

One of the limiting factors currently faced by AET is the identification and characterization of the explosives and munitions which may be present at a remediation site. Currently, the only method of determining the type and extent of explosives present is to take physical samples and perform laboratory tests that are both expensive and time consuming. AET is very interested in the possible use of a measurement technology that can be used on-site and that produces accurate and timely test results in a cost-effective manner.

Cal Bay has finalized an exclusive agreement with AET to develop and market the NUMA MRX technology to the military for the explosives detection market. Based upon this agreement, AET and Cal Bay will jointly research and develop the NUMA technology. AET will purchase base units and following the joint development, will negotiate with Cal Bay the rights to market the technology. Cal Bay will be responsible for the market research, design and finished product development and production. Cal Bay agreed to exclusively develop the products with AET and to supply the funding for AET to purchase the base MRX units from Numa. Any sales profits will be split 50% to each party. Cal Bay will utilize AET's existing network of contacts within the military and governmental contractors to sell the MRX technology for the measurement of explosives. This represents a significant opportunity in a prime market with little or no viable competition and an existing client base. The term of the agreement is from July 17, 2001 to July 17, 2004 and is renewable sixty days prior to termination.

AET and Cal Bay will also pursue the possibility of expanding joint efforts into several other markets related to the explosives market. These could include the airport security market and drug enforcement market.

New Products Division Marketing and Strategy

The Company anticipates the following to be potential markets for the MRX technology:

* Explosives/Munitions testing

* Airport Security

* Drug Enforcement

* Environmental, Process Control, Safety, QC and Laboratory

The initial market area for the MRX technology will be with AET in the explosives and munitions testing market for the military. There are hundreds of currently operating or recently closed military facilities in the U.S. that have existing supplies of explosives and munitions that require safe disposal.

The airport security market also has a significant potential. The capability of the MRX technology to rapidly and accurately differentiate a wide variety of substances at very low levels and its portability make it ideal for airport security (including aircraft cargo bays, baggage handling and passenger scans). Identification of ammonia and nitrogen based explosives, gunpowder, alcohol and any number of illegal drugs in a rapid non-invasive manner using the MRX technology as a stand-alone or portable recognition device could significantly improve the airport security industry.

To date, the MRX technology has not been extensively tested on a wide variety of explosives, or on illegal drugs. The limited general testing that has been performed has shown that the MRX technology should be capable of making these measurements in the future. The tests that have been performed show that the MRX technology is capable of measuring chemical compounds that are similar to the chemical compositions of explosives and drugs. Additional testing in a controlled laboratory environment will be required in order to prove the ability of the MRX to discriminate between various chemicals. The MRX technology will require further research and development before it will be a viable product for the airport security market or for any of the other potential future markets mentioned above.

There are currently about 3,000 airport bomb-scanning systems in use worldwide. Some of the major companies providing security systems for this market includes: InVision Technologies, Vivid Technologies, Thermedics, EG7G KKO Labs and Analogic Systems. All of these companies would be potential OEM customers for the MRX technology.

The MRX technology is also ideal for use in a "screening" application to identify the presence of a targeted chemical substance, such as an illegal drug. The MRX analyzer can be programmed to store multiple drug signatures into memory and can then be used to perform a very fast, accurate and sensitive, non-invasive screen of a person or property to determine the presence of the targeted substance. The market includes federal, state and local law enforcement agencies, as well as hospitals, clinics and emergency health care facilities.

Cal Bay will also market the MRX technology to those markets that we are already currently serving through our Representative/Distributor Division.

Existing regulations and governmental requirements will be a driving force behind the future sales of MRX technology to the explosives/munitions, airport security, drug enforcement, environmental and safety markets.

Cal Bay will tailor the MRX technology for targeted markets and expects the initial marketing efforts will be limited until Cal Bay is successful in demonstrating the technology and approvals from various industry standards organizations are received.

The Company anticipates that sales to the explosives/munitions market will be through AET since they already have numerous contacts and relationships. Sales to the airport security market will probably be limited to OEM sales to the existing major providers of security systems for that market. The sales approach to the drug enforcement market will be determined at a future date. Sale to the environmental, process control, safety, QC and laboratory markets will be via a national network of independent sales representatives yet to be established and some direct sales to OEM clients.

New Products Division Growth Strategy

In addition to developing the MRX technology, the Company will continually search for other new technology ideas that can be developed internally, in partnerships or be acquired in the future.

The New Products Division represents the area of largest growth potential for Cal Bay. This area also represents the largest risk factor for any of the Company's business areas because of the research and development efforts we will have to expend. Cal Bay has been granted the right to sell NUMA's MRX products in the western U.S. territory. The terms of the agreement provide that Cal Bay has exclusive rights to sell the MRX Technology and other associated products in California and includes the exclusive agreement with AET for the explosives market in the United States. We do not have any contracts for purchase of our NUMA/MRX technology and we cannot assure that the development of the technology will be successful by Cal Bay under our agreement with NUMA or that we will successful in marketing the technology under our agreement with NUMA. Please see the section entitled NUMA/MRX Technology above for detailed description of the technology.

Competition

Representative/Distributor Division

Cal Bay has rights to represent and distribute the products of the following manufacturers:

Thermo Environmental Instruments, Inc.

Servomex.

Thermo Anderson Instruments, Inc.

MIE, Inc.

Baldwin Environmental

EEMC.

Analytik JENA USA.

Specac.

Kem-Tek Analytical

MEECO

LSC

WTC Engineering.

However, the companies and products represented and/or distributed by Cal Bay have many competitors, including both domestic U.S. companies and international companies. Cal Bay makes every effort to represent only manufacturers of the highest quality products, with excellent reputations, the most advanced technology, a history of successful installations and a commitment to customer service.

Systems Division

There is currently very little competition in the EMS systems market. There are several companies that provide analyzers for oxygen purity, but very few companies that have designed and packaged an entire system to meet the needs of the end-user.

There are many CEMS vendors offering a wide variety of CEM designs. These vendors range from large companies with a major share of the market, to small integrators that have other lines of business such as source testing or consulting that exposes them to a few clients in need of a CEM for regulatory compliance. Cal Bay does not compete aggressively in this product area, and typically will only pursue a CEM system project if the Company knows that it has an excellent chance of success due to prior work or relationships and referrals.

New Products Division

There are many existing analytical technology that may compete either directly or indirectly with the MRX technology. However, all of the current technologies that can provide even marginally similar capabilities are very expensive and difficult to operate. These existing technologies include mass spectrometers, gas chromatographs, fourier-transform infra-red analyzers, etc. The sales price of these measurement devices is typically $50,000 to $150,000 or more and each of these devices requires a highly trained operator in order to achieve reliable results.

In addition, Cal Bay is aware of other companies that are developing or attempting to develop competitive technologies that also use pattern recognition. One of these is Cyrano Sciences, which is a new company based in Pasadena, California which purchased the patent rights for a new product technology originally developed by NASA. Cyrano has received over $23 million in recent funding for the development of polymer composite sensor technology to provide digital "smell" capability. Cyrano's targeted markets are food quality and process monitoring, environmental and chemical, medical diagnostics and monitoring. Cal Bay believes Cyrano will be successful with their new product, however, the Company also believes that the Cyrano product will have inherent limitations due to the basic sensor technology being used. The sensor that the Cyrano technology is based on is not as accurate or as sensitive as the analytical technologies the MRX product will use.

We believe the Cyrano sensor technology will be unable to accurately and reliably quantify the concentrations of a measured substance, especially at low concentrations, therefore it will be limited to applications in which only the qualification or indication of the presence of a substance is sufficient or in applications which do not require a high degree of accuracy. The Cyrano sensor is also likely to be subject to interferences from other substances with similar chemical structures. Unlike the

Cyrano sensor, the MRX technology that Cal Bay plans to develop will be able to accurately and reliability measure substances at levels in the parts-per-billion (ppb) and even parts-per-trillion (ppt). This ability to both qualify and quantify a measurement of a substance using pattern recognition technology will make the MRX technology much more desirable in most applications.

Further, the Cyrano sensor technology is dependent upon the use of multiple sensors to perform a measurement. This approach is inherently hardware-dependent, which means that the future development of this technology is limited to the potential improvements in hardware. Conversely, the MRX technology uses advanced software algorithms to significantly improve upon the existing measurement ability of various sensor technology, which is a significant advantage. When the MRX software is applied to a proven sensor technology the result is typically many magnitudes of improvement.

The Company is not aware of any direct competitors in the NUMA/MRX technology area. However, other companies, universities or technology developers may decide to explore this area and become competitors.

Employees

Cal Bay's officers and directors are employed full time by Cal Bay. The Company recently opened an office in central California that is currently staffed on a part time basis by an independent contractor. Our independent contractor is paid solely with commissions earned on sales. Cal Bay intends to gradually increase the sales activities performed from this office during the remainder of 2001 and if sales increase significantly, the Company will hire a full time sales engineer for this office. The Company intends to add an additional outside sales engineer in late-2001 in order to increase business in southern California. The Company also plans to hire an inside sales support person in early 2002.

Reports to Security Holders.

Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company, which may be viewed at

Item 2. Management's Discussion and Analysis and Plan of Operation

The financial analysis presented below is based on the operations of Cal Bay as a sole proprietorship as of December 31, 1999 and 2000. It is our belief that any financial statements of Var-Jazz are not meaningful in a representation of Cal Bay operations.

For the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Cal-Bay generated $174,325 in combined commission income from our representative/distributor division and revenues from product sales in the systems division for the period ended December 31, 2000 with cost of sales at $78,930 for a gross profit of $95,395 or 54%. This compares with $385,160 in commission income and product sales revenues for the period ended December 31, 1999 with cost of sales at $250,252 for a gross profit of $134,908 or 35%. Gross profit for the year ended December 31, 2000 was $39,513 less than the year ended December 31, 1999, which is a decrease of 30%. Cash provided by operating activities was $35,625 for the period ended December 31, 2000 compared with $91,326 for the same period ended in 1999, which is a decrease of $55,701 or 61%.

Revenues from commissions from the representative/distributor division were very similar during these two comparable time periods, however the revenues from product sales in the systems division decreased significantly from 1999 to 2000 resulting in lowered combined revenues, gross profits and cash from operations. Cal-Bay's management believes that the results for 2000 are actually more indicative of the normal or expected level of business from the systems division, and that the decrease from 1999 is due to the fact that Cal-Bay received several large contracts in 1999 that were not normal and should probably not be expected to occur regularly in the future. These contracts received in 1999 were for large custom monitoring systems from only two customers, which tends to skew the impact of these contracts on Cal-Bay's total business picture. Cal-Bay was not successful in winning contracts from any similar clients in 2000 for monitoring systems, therefore the revenues, gross profits and cash from operations in 2000 were lower than 1999. Also, these large projects in 1999 were bid and won on lower profit margins than other typical Cal-Bay projects, and since these contracts were so large the impact on the total profit margin for the year was substantial. As explained in the earlier description of the Cal-Bay systems division, these monitoring system products are sold to limited, niche markets and Cal-Bay is very selective as to which projects we attempt to win, therefore it is not entirely unexpected that we did not win any major contracts for systems division products in 2000.

Expenditures for the year ended December 31, 2000 were $55,434 compared to $48,515 for the same period ended in 1999, which is an increase of $6,919 or 12.5%. Our expenditures increased in 2000 because of increased overhead expenses, primarily from an increase in office rent and for an increase in lease fees for office equipment.

 During both 1999 and 2000, Cal-Bay was operated as a sole-proprietorship owned by Robert Thompson. Mr. Thompson's income during these years is recorded in the attached Cal-Bay financial statements under the "owner's draw" accounting category. The owner's draw for Mr. Thompson was $33,340 for the period ended December 31, 2000 compared to $98,673 for the period ended December 31, 1999, which is a decrease of $65,333. This decrease in 2000 was due to the reduced revenues from the systems division as discussed above, which resulted in less income available to be paid to the owner after expenses. Please note that the other current officer of Cal-Bay, Mr. Charles Prebay, did not join the company until mid-2000 and therefore he did not receive any income from Cal-Bay in 1999. His income from Cal-Bay during 2000 was paid on a 1099 basis, and totaled $10,616.91 for 2000.

For the Period ended June 30, 2001 Compared to Period Ended June 30, 2000

Cal-Bay generated $153,798 in combined commission income from our representative/distributor division and revenues from product sales in the systems division for the six-month period ended June 30, 2001 with cost of sales of $47,723 for a gross profit of $106,075 or 69%. This compares with $63,385 in commission income and product sales revenues for the six-month period ended June 30, 2000 with cost of sales of $35,475 and gross profit of $27,910 or 44%. Gross profit for the six-month period ended June 30, 2001 was $78,165 more than the same period ended in 2000, or an increase of 74%. Cash provided by operating activities was $25,243 for the six-month period ended June 30, 2001 compared to ($1,629) for the same period ended in 2000, which is an increase of $23,614 or 107%. The increase in revenues, gross profits and cash from operating activities is due to an increase in commission income received from the sales of products in the representative/distributor division during the six months ended June 30, 2001. This increase in business from our representative/distributor division is primarily the result of a change in sales/management personnel in 2000 with greater sales focus on the products sold through the representative/distributor division, with results being seen in early 2001. In addition, Cal-Bay expanded the number of principals represented and products sold by the representative/distributor division in late 2000, resulting in increased business opportunities. One of these areas was the power generation industry, from which Cal-Bay received several large orders for equipment resulting in an increase in commission income in early 2001.

Expenditures for the six months ended June 30, 2001 were $106,514 compared to $24,065 for the same period in 2000, which is an increase of $82,449 or 77%. For the six month period ended June 30, 2001, Cal-Bay had a net loss of $439 compared to a net income of $3,845 for the same period in 2000, which is a decrease in net income of $4,284 or 111%. The majority of this increase in expenses is attributed to Cal-Bay becoming a reporting public company with increased fee for accounting and legal services. During this period, the accounting and legal fees totaled over $31,000 and there were over $1500 in organizational expenses associated with our incorporation, for a total of over $32,500 in fees that would not have been incurred had Cal-Bay continued to operate as a sole proprietorship. If these fees had not been incurred, our net income would have increased substantially. Upon completion of our Form 10-SB filing with the SEC we expect our legal and accounting fees to lessen, although we will require additional future legal and accounting services for our continued quarterly and annual reporting. Other areas in which there were some increases in expenses in 2001 include automobile expenses, health insurance and office supplies. In 2001, Cal-Bay's management approved the payment of automobile allowances to the officers of the company, and a new health insurance carrier was selected which offers improved insurance coverage and a greater range of benefit choices for future Cal-Bay employees. We do not foresee any other increases in expenses or any other major expenditures for the remainder of 2001.

Cal-Bay also operated as a sole proprietorship in early-2001, until incorporation on February 22, 2001 and then the acquisition by Var-Jazz on March 8, 2001. For the initial period of operation after the acquisition by Var-Jazz, both Mr. Thompson and Mr. Prebay did not draw a salary from Cal-Bay, and were only reimbursed for expenses directly relating to the operation of the Company. As of June 16, 2001 the Company agreed to pay Mr. Thompson a salary of $156,000 per year and Mr. Prebay a salary of $144,000 per year. Cal-Bay further arranged to utilize ADP payroll services to make salary payments to the company's employees and to make the required employer tax payments and tax filings on behalf of the Company to the appropriate federal and state government agencies. The first salary payments were made to Cal-Bay employees at the end of June 2001 and the first pay period did fall within the first six month accounting period. For the period of January 1, 2001 to June 30, 2001 Mr. Thompson received $12,913.38. as owner's draw and $6,000 in salary for a total compensation of $18,913.38. For the same period, Mr. Prebay received $6,331.83 in 1099 payments and $5,500 in salary for a total compensation of $11,813.83. We believe that the salaries to be paid to the Cal-Bay officers are fair and reasonable compensation consistent with the duties and responsibilities of these positions. These executive salaries were based upon the expected levels of revenues for Cal-Bay, based upon the projected sales forecasts and income projections and expense budgets for the year. At this time, based upon the actual sales to date and the projected sales for the remainder of the year it appears that the 2001 sales for Cal-Bay will meet or exceed the sales forecasts for the year. However, the expenses associated with becoming a fully-reporting company have greatly exceeded our initial budgets and as a result the projected income for the remainder of the year may be less than expected. As a result, the officers of the Company have agreed to reduce or to forego their salaries if necessary during the short term in order to maintain a positive cash flow situation.

Liquidity and Capital Resources

As of June30, 2001, Cal Bay has $31,310 cash on hand, $8,906 as a loan receivable and $2,375 in prepaid rent for total current assets of $42,591. Office furniture and equipment was valued at $3,250, and a security deposit of $2,491 making total assets of $48,332.

Current liabilities included $18,782 in accrued expenses, $11,500 in accrued salaries and wages and $800 in income taxes payable for total current liabilities of $31,082.

Legal and accounting costs increased for the Company due to the public company reporting requirements imposed as a result of this registration statement. Cal Bay does not anticipate any major new capital expenditures for the next twelve months, and does not plan to move to a new facility or to otherwise increase the overhead expense level in any way. The company believes that its cash needs to maintain current operations can be met with cash on hand and revenues from accounts receivable on orders for at least the next twelve months. However, should the Company require additional capital, the Company may sell additional stock, arrange debt financing or seek other avenues of raising capital. As discussed earlier, Cal Bay is actively looking for new growth opportunities and therefore it is possible that the Company will identify a new product or market opportunity that will require an unforeseen expenditure in order to take advantage of such an opportunity.

Cal Bay's management currently plans to slowly increase the staff as needed to serve our markets. The Company anticipates that the planned increase in staff will be funded from the revenues generated from forecasted sales. The anticipated future staffing needs are as follows:

(1) Sales Engineer for Southern California Late 2001

(1) Inside Administrative and Sales Support Person Early 2002

(1) Central California Sales Engineer/Manager 2001/2002

(1) Northern California Sales Engineer/Manager Early 2002

(1) Southern Nevada Sales Engineer/Manager Future

The addition of these personnel will occur as revenue levels allow. All personnel additions will be phased in so as not to create a burden on existing resources or create problems with training, etc. Cal-Bay's management intends to continue to operate the Company with the minimum overhead and personnel expense levels required for the generation of the forecasted sales and revenues in order to maximize profits.

Sales Representative/Distribution Division. Cal Bay plans to continue the current operations of all divisions with the present management structure, financial and operational goals for the near term. Based upon the sales, expense and income results from the first quarter of operations and our projections for the remainder of the year, the Company believes that it can maintain the current level of operations for the rest of the year without having to raise additional funds.

We anticipate that sales from the Representative/Distribution Division and Systems Division will continue as forecast for the remainder of the year, that the overhead expenses will remain stable except for the additional non-recurring costs associated with the SEC Form 10-SB filings and associated financial audits, and that the revenues generated from forecasted sales with be sufficient to continue operations at the current levels.

New Products Division. We currently plan for only a limited amount of Research & Development in our New Products Division, and anticipates that much of the costs associated with this R&D effort will be either shared with or born entirely by strategic partners. The new products division is not expected to provide any sales contribution to the Company for the remainder of 2001, but will be expected to begin generating sales revenues and income in 2002.

Research and Development. During the past three years we have not expended funds on research and development. We anticipate researching and developing the NUMA/MRX technology but have not yet formulated a budget for this effort.

Risk Factors That May Affect Results of Operations and Financial Condition

Dependence on management. Cal Bay's success is substantially dependent on the ability and experience of our President, Robert Thompson and our Vice President, Charles Prebay. Should we lose the services of Mr. Thompson or Mr. Prebay, it is unlikely we can continue as a business.

Early development of new products. The Company's proposed products and future product development efforts are at an early stage. Accordingly, there can be no assurance that any of the Company's proposed products will be found to be safe and effective, can be developed into commercially viable products, can be manufactured on a large scale or will be economical to market, or will achieve or sustain market acceptance. There is, therefore, a risk that the Company's new product development efforts will not prove to be successful.

Dependence on manufacturers for licenses and equipment. The Company depends upon its licenses with equipment manufacturers in order to have products to sell. In the event the licenses are not renewed or the manufacturer cannot deliver equipment, it would materially adversely affect the Company's business and results of operations.

Dependence on two suppliers for majority of recent short-term sales. Cal Bay's recent short-term sales have come primarily from two principal equipment suppliers due to the fact that the market for the products from these suppliers has been very active recently. The two suppliers were Thermo Environmental Instruments and Servomex Instruments. Our agreement with Thermo Environmental provides that Cal Bay receive 15% commission on full price sales and 10% commission on sales of options and spare parts. Our agreement with Servomex provides that Cal Bay receive between 5% and 15% depending on the products sold. Over the long-term the Company anticipates the markets for these products to be more in balance with other products sold by the Company. The Company intends to add other products and accounts to diversify the business. Further, should these two suppliers fail to provide product, other sources are available at competitive prices that can supply identical product.

Limited marketing and sales resources. The Company currently has limited sales and marketing resources due to its small size. The two principal officers are currently responsible for not only the management and operations of the Company but also for all sales and marketing activities. In order to achieve the planned growth in the markets and products currently offered through the Representative/Distribution Division and the Systems Division, as well as any new products and/or markets, the Company recognizes that it will need to expand its sales and marketing capability by adding sales and marketing personnel resources. The plans for the addition of these resources in the future are discussed in a previous section of this document. Even though Cal Bay has been successful in the past, there can be no assurance that the Company will be able to maintain its current marketing and sales capability or expand upon this capability in the future. Further, there is no assurance that the Company will be successful in establishing sales and marketing capabilities for any new products that it may develop, or that it will be successful in gaining market acceptance for any products that it may develop. To the extent that the Company arranges with third parties to develop and/or market its products, the success of such products may depend upon the efforts of such third parties over which the Company will have little or no control."

Highly competitive market. The market in which the Company participates is highly competitive. Many of the companies who are analytical instrumentation manufacturer representatives/distributors have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than the Company. Such companies may succeed in developing products that are more effective or less costly than the Company's products or such companies may be more successful in manufacturing and marketing their products than the Company.

Possible technical obsolescence. There can be no assurance that technical changes will not render the Company's proposed products obsolete. Although the Company believes that NUMA MRX technology is state-of-the-art technology, the development of new technologies or refinements of existing ones might make the Company's existing NUMA MRX technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, the Company's NUMA MRX technology. There can be no assurance that the development of new types of measurement equipment or technology will not have a material adverse effect on the Company's business, financial condition, and results of operations. Although the Company is aware of no substantial technological changes pending, should such change occur, there can be no assurance that the Company will be able to acquire the new or improved technology which may be required to update the NUMA MRX technology.

Restricted stock sales requirements. Currently the Company's common shares are subject to Rule 15g-1 through Rule 15g-9, which provides, generally, that for as long as the bid price for the Shares is less than $5.00, they will be considered low priced securities under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. Under certain circumstances, the purchaser may enjoy the right to rescind the transaction within a certain period of time. Consequently, so long as the common stock is a designated security under the Rule, the ability of broker-dealers to effect certain trades may be affected adversely, thereby impeding the development of a meaningful market in the common stock. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

Item 3. Description of Property

Cal Bay currently leases a combined office/warehouse facility of approximately 2,328 square feet at 1582 Parkway Loop, Suite G, Tustin, CA 92780. The lease is paid on a monthly basis of $2,374.56 per month and expires on August 31, 2002. Our facility is located in a small mixed use, commercial/light industrial office park in Central Orange County, California. This facility consists of a reception area, three individual fully-enclosed offices, a conference room, a restroom, sales literature storage area, printer/fax/copier area, and a combined warehouse/system production/equipment test area. Management believes the currently leased space is adequate to meet Cal Bay's needs for at least the term of the lease.

The Company also recently opened an office in central California to expand sales presence. The address is P. O. Box 4958, San Luis Obispo, CA 93401. This office is provided at no cost to the Company by our sales representative in San Luis Obispo. Our sales representative is an independent contractor and will provide this space at no cost as long as he continues to represent Cal Bay. The office is in a private residence. Our representative provides a mailing address and telephone number in central California for the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management; Changes in Control

The following table sets forth as of June 12, 2001, the name and the number of shares of the Registrant's Common Stock, no par value, held of record or was known by the Registrant to own beneficially more than 5% of the 21,390,000 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each officer and director individually and of all officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class
Common	Robert J. Thompson (2) 1582 Parkway Loop, Suite G Tustin, CA 92780	12,026,953	56.22%
Common	Charles A. Prebay (2) 1582 Parkway Loop, Suite G Tustin, CA 92780	2,000,000	9.35%
Common	Officers, Directors and Nominees as a Group: 2 persons	14,026,953	65.57%

(1) For purposes of this table, a beneficial owner is one who, directly or indirectly, has or shares with others (a) the power to vote or direct the voting of the Voting Stock (b) investment power with respect to the Voting Stock which includes the power to dispose or direct the disposition of the Voting Stock.

(2) Officer and/or director of the Company.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth as of June 12, 2001, the name, age, and position of each executive officer and director and the term of office for each director of the Company.
Name	Age	Position	Since
Robert J. Thompson	52	President, Secretary and Director	March 2001
Charles A. Prebay	45	Vice President, Treasurer and Director	March 2001

All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are duly elected and qualified.

The following is a brief biography of the officers and directors.

Robert J. Thompson. Mr. Thompson holds a B.S. degree in Mechanical Engineering from Ohio State University. He has been employed in the analytical instrumentation industry for over 20 years. Since 1990, Mr. Thompson has been self employed as a representative/distributor in the analytical instrumentation industry. Prior to 1990, Mr. Thompson was employed by or associated with Hartshaw Chemical as Chief Engineer, Teledyne Analytical Instruments as Regional Sales Manager, and Advanced Micro Instruments as a Partner.

Charles A. Prebay. Mr. Prebay holds a B.S. degree in Biological Sciences from Michigan State University and has taken graduate courses in marketing and management from the University of Michigan and the University of California/Irvine. He has been employed in the analytical instrumentation industry for over 20 years. Mr. Prebay was employed by or associated with Teledyne Analytical Instruments as a Sales Engineer from 1979 to 1980. He was at Research-Cottrell/KVB as a Product Manager and Marketing Manager from 1980 until 1992 and served as Regional Sales Manager at Anarad from 1992 until 1995. From 1995 until 2000, Mr. Prebay worked at Baseline Industries as Western Regional Sale Manager. Mr. Prebay has worked at Cal Bay Controls since June 2000.

Involvement in Certain Legal Proceedings

No director, executive officer, promoter or control person of the Company has been involved in any of the following events during the past five years:

a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

d. Being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6. Executive Compensation.

The Company has no formal arrangements for the remuneration of its officers and directors, except that they will receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities.

Until recently, the Company has not paid any salaries or compensation to any officer. The Company had agreed to give Mr. Vargas, president of the Company from inception until March 8, 2001, a percentage of all sales of compact discs made by the Company. However, the Company did not generate any revenue through sales and Mr. Vargas received no compensation. As a condition to the Agreement and Plan of Reorganization, Mr. Vargas was given all right, title and interest of inventory and the production and distribution of compact discs featuring Nevada lounge acts, valued at $3,538 as compensation for past services to the Company.

The Company's arrangement for the remuneration of its officers and directors through June of 2001 is that they would receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities and that they would receive no salary or wage. As of June 16, 2001, the Company agreed to pay Mr. Robert J. Thompson a salary of $156,000 per year and Mr. Charles A. Prebay a salary of $144,000 per year. The salaries are being deferred until such time as the Company generates sufficient revenue to maintain operations and cover salary.

Employment Contracts, Termination of Employment and Change in Control

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person which would in any way result in payments to any person because of employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7. Certain Relationships and Related Transactions.

The Company is not expected to have significant dealing with affiliates. However, if there are such dealings, the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

The Company has loaned $8,906 to Robert Thompson, an officer and director of the Company.

Upon organization of the Company, three individuals were issued shares as follows: Arthur E. Vargas, 150,000 shares in exchange for $1,500; Jacqueline A. Daniel, 150,000 shares in exchange for $1,500; Leisa C. Stilwell, 200,000 shares in exchange for $3,000.

Item 8. Description of the Securities.

The Company is presently authorized to issue 75,000,000 shares of $.001 par value common stock. All shares, when issued, will be validly issued, fully paid and non-assessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholders' meeting.

Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available there for, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

The common stock of the Company does not have cumulative voting rights, which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

The Company has appointed Pacific Stock Transfer Company, 5844 Pecos Road, Suite D, Las Vegas, NV 89120, (702) 361-3033, as the transfer agent and registrar for the Company's securities.

Restricted Stock Sales Requirements

Currently the Company's common shares are subject to Rule 15g-1 through Rule 15g-9, which provides, generally, that for as long as the bid price for the Shares is less than $5.00, they will be considered low priced securities under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. Under certain circumstances, the purchaser may enjoy the right to rescind the transaction within a certain period of time. Consequently, so long as the common stock is a designated security under the Rule, the ability of broker-dealers to effect certain trades may be affected adversely, thereby impeding the development of a meaningful market in the common stock. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

The Company's common stock is listed on the Pink Sheets under the symbol "CBYI". At June 12, 2001 the Company had 63 shareholders holding 21,390,000 shares of common stock. Of the issued and outstanding common stock, 2,778,000 are free trading, the balance of 18,612,000 are restricted stock as that term is used in Rule 144 and may be sold pursuant to Rule 144. The Company has not agreed to register any shares for resale by selling stockholders. The following table shows the highs and lows of the closing bid and ask on the Company's stock since June 1, 2000 (first available data) through June 30, 2001.
YEAR	CLOSING BID	CLOSING ASK
2000
June 1 thru June 30 (First available)	.05	.05	.15	.15
July 3 thru Sept. 29.05		.05	.15	.15
Oct. 2 thru Dec. 29.125		.01	None	None
2001
Jan. 2 thru Mar. 13.61		.125	None	None
Mar. 14 thru Mar. 30 (After a 3 for 1 split)	1.30	.43	2.65
June 1 thru June 30	1.20	.30	1.60	.59

The above quotations, as provided by the National Quotation Bureau, LLC, represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Nevada law. Under Section 78.288 of the Nevada Revised Statutes, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business and does not affect preferential shareholders rights upon dissolution.

Item 2. Legal Proceedings.

No legal proceedings are pending against the Company or any of its officers or directors. Furthermore, none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3. Changes in and Disagreements with Accountants.

The Company's independent auditor for the years ended December 31, 1999 and 2000 was David E. Coffey. In March 2001, the Board of Directors authorized the Company to terminate the engagement of David E. Coffey as its independent auditor to lower expenses and provide an auditor located closer to the Company. The Board of Directors researched and approved the accounting firm of Vincent Argy to serve as independent auditor of the Company for the years ended December 31, 2001 and any interim periods. The Company has been advised that neither Mr. Argy nor any of his members or associates has any relationship with the Company or any of its affiliates, except in the firm's proposed capacity as the Company's independent auditor.

During the fiscal years ended December 31, 1999 and 2000, the financial statements of the Company did not contain any adverse opinion or disclaimer of opinion from the Company's former independent auditor, and were not modified as to uncertainty, audit scope, or accounting principles, except the reports issued by David E. Coffey contained a statement expressing doubt about the ability of the Company to continue as a going concern due to its status as a development stage company with no significant operating results. During the year ended December 31, 1999, and from that date to the present, there were no disagreements with the former independent auditor on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure which, if not resolved to the former independent auditor's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its audit report.

Item 4. Recent Sales of Unregistered Securities.

The following is a detailed list of securities sold by the Company within the past three years without registration under the Securities Act.

In December 1998, the Company issued 500,000 shares of common stock for a total of $6,000. The shares were sold to the Company's founders pursuant to Section 4(2) of the Securities Act of 1933. No public solicitations were made and no commissions were paid on the sale of the shares.

In June 1999, the Company completed the sale of 926,000 shares of common stock at $.05 per share for a total of $46,300. The shares were sold pursuant to Regulation D, Rule 504 and registered in the state of Nevada which became effective on April 1, 1999. The shares were sold to Nevada residents. The Company paid approximately $2,315 in commissions on the sales to a licensed sales agent.

In March 2001, the Company exchanged 17,112,000 shares of common stock for all of the issued and outstanding shares of Cal-Bay Controls, Inc., a Nevada corporation. The transaction was a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986 and were exchanged pursuant to Section 4(2) of the Securities Act of 1933. The transaction did not involve any public offering and no commissions were paid on the transaction.

Robert Thompson received 5,404,540 shares, Dante Panella received 242,420 shares and Marc A. Grossman received 57,040 shares. The Company provided each investor full disclosure and audited financial statements on the Company. Each investor signed an investment representation stating he was aware of the restricted nature of the securities and each stock certificate was stamped with a restricted legend.

The above transactions are identified pre-split. In March, the Company effected a three for one forward split of its issued and outstanding common stock.

Item 5. Indemnification of Directors and Officers.

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty, but such a provision must not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or the payment of distributions in violation of NRS 78.300; or any provision, not contrary to the laws of Nevada, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

The articles with these exceptions eliminate any personal liability of a Director to the Company or its shareholders for monetary damages for the breach of a Director's fiduciary duty and therefore a Director cannot be held liable for damages to the Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. The Company's by-laws indemnify its Officers and Directors for any acts or omissions to act while in the scope of their duties as Officers and Directors. Furthermore, Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART F/S

The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page 33.

PART III

Item 1 and 2. Index to and Description of Exhibits.
Exhibit Number	SEC Ref. No.	Title of Document	Location
1	2	Articles of Incorporation filed	*
2	2	Amendment to Articles of Incorporation of the Company to change the name to	*
3	8	Agreement and Plan of Reorganization	*
4	2	By-Laws	*
5	6a	Promissory Note	Attached
7	6b	Advanced Environmental Technology Inc. Agreement	Attached
8	6c	NUMA Corporation Agreement	Attached
9	6d	Thermo Environmental Instruments Inc. Representation Agreement	Attached
10	6e	Servomex Representation Agreement	Attached
11	6f	Thermo Andersen Instruments Inc. Representation Agreement	Attached
12	6g	Baldwin Environmental, Inc. Representation Agreement	Attached
13	6h	Energy and Environmental Measurement Corporation Representation Agreement	Attached
14	6i	Kemtek Analytical, Inc. Representation Agreement	Attached
15	6j	Liquid Solids Control Representative Agreement	Attached
16	6k	Meeco, Inc. Representative Agreement	Attached
17	6l	Specac Inc. Representative Agreement	Attached
18	6m	WTC Inc. Representative Agreement	Attached
19	6n	MIE, Inc. Representative Agreement	Atatched
20	12a	Former Auditor's Letter	Attached
21	12b	Statement re: computation of per share earnings	Attached

* Previously filed with this Registration Statement.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

CAL BAY INTERNATIONAL, INC.

Date: November 12, 2001 By: /s/ Robert J. Thompson

Robert J. Thompson

President and Director

Date: November 12, 2001 By: /s/ Charles A. Prebay

Charles A. Prebay

Treasurer and Director

INDEPENDENT AUDITOR'S REPORT

Robert Thompson, Proprietor

CAL-BAY CONTROLS

(A Sole Proprietorship)

Tustin, California

I have audited the accompanying balance sheet of Cal-Bay Controls (A Sole Proprietorship) as of December 31, 1999, and the related statements income, changes in owner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay Controls, as of December 31, 1999, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Argy & Company

ARGY & COMPANY

June 2, 2001

Fountain Valley, California

CAL-BAY CONTROLS

(A Sole Proprietorship)

BALANCE SHEET AND CHANGES IN OWNER'S CAPITAL

December 31, 1999

ASSETS
Current Assets:
Cash	$ 283
TOTAL CURRENT ASSETS
Office Furniture and Equipment, at cost, net of accumulated depreciation of $1,300 (Notes 1c & 2)	5,200
Deposit	2,491
TOTAL ASSETS	$ 7,974
LIABILITIES AND OWNER'S CAPITAL
Current Liabilities:
Accrued Expenses (Note 3)	$ 6,124
TOTAL CURRENT LIABILITIES	6,124
Commitments and Contingencies (Note 3)	-
Statement of Changes in Owner's Capital:
Owner's Capital as of December 31, 1998	$ 14,130
Owner's Draw	(98,673)
Net Income for Year Ended December 31, 1999	86,393
Owner's Capital December 31, 1999	1,850
TOTAL LIABILITIES AND OWNER'S CAPITAL	$ 7,974

The accompanying notes are an integral part of these financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

INCOME STATEMENT

For the Year Ended December 31, 1999

REVENUES:
Sales Revenues (Note 1b)	$240,890
Commission Income (Note 1b)	144,270
TOTAL REVENUES	$ 385,160
COST OF SALES:
Cost of Goods Sold - Products	176,805
Commission Expense	73,447
TOTAL COST OF SALES	250,252
GROSS PROFIT	134,908
EXPENSES:
Auto Expense	$ 1,026
Equipment Rentals	2,352
Insurance	2,397
Telephones & Utilities	9,893
Property Rent (Note 3)	21,700
Personal Property Taxes	68
Travel & Entertainment	5,758
Office Expenses & Miscellaneous	2,487
Repairs & Maintenance	875
Professional Fees	659
Depreciation Expense (Notes 1c & 2)	1,300
TOTAL EXPENSES	48,515
TAXES ON INCOME (Note 1d)	---
NET INCOME	$ 86,393

Unaudited Pro Forma Information
Net Income as Stated Above	$ 86,393
Adjustment for Compensation of Sole Proprietor	(98,673)
Adjustment for Income Taxes	(800)
Pro Forma Net (Loss)	$ (13,080)
Pro Forma Earnings Per Share	$ .00

The accompanying notes are an integral part of the financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 1999
Cash Flows From Operating Activities:
Net Income	$ 86,393
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	$ 1,300
Increase in lease deposit	(2,491)
Increase in accrued expenses	6,124
Total adjustments to net income	4,933
Total Cash Provided by Operating Activities	91,326
Cash Flows From Financing Activities:
Owner's Draw	(98,673)
Total Cash (Used) by Financing Activities	(98,673)
Net Decrease In Cash	(7,347)
Cash at December 31, 1998	7,630
Cash at December 31, 1999	$ 283

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ -0-
Income taxes (Note 1d)	---
Total	$ -0-

The accompanying notes are an integral part of the financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Cal-Bay Controls (CBC) is a sole proprietorship, being operated in Tustin, California by its owner, Robert Thompson since 1990. CBC is a manufacturer's representative and distribution entity, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets.

CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

(b) REVENUE RECOGNITION

The Company recognizes sales revenue in the Systems and New Products divisions on the date of the delivery of goods to the customer in accordance with SAB 101.

The Company recognizes commission income in accordance with SAB 101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer and the ultimate collectibility of the commission can only be reasonably assured, when the payments are ultimately received by the Company. Commission expense is recorded when the commission income that it is related to is recognized.

(c) DEPRECIATION

Property and equipment purchases are capitalized and stated at cost, net of accumulated depreciation, using the straight-line method, over the estimated useful lives of the assets (generally five years). Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and the related accumulated depreciation account are relieved, and any gain or loss is included in the income statement.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) INCOME TAXES

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

NOTE 2 - OFFICE FURNITURE AND EQUIPMENT

A summary of property and equipment is as follows:

Office Furniture & Computer Equipment $ 6,500

Less: Accumulated Depreciation (1,300)

Net Furniture and Equipment $ 5,200

Depreciation expense for the year ended December 31, 1999, was $ 1,300. During the period the Company disposed of no assets.

NOTE 3 - ACCRUED EXPENSES AND COMMITMENTS AND CONTINGENCIES

The balance of accrued expenses at December 31, 1999 represents unpaid property lease commitments.

CBC maintains an office/warehouse facility in Tustin, California. The future minimum annual aggregate rental payments required for the remaining non-cancelable lease term in excess of one year are as follows:

Years Ending December 31,

2000 $ 26,354

2001 27,840

2002 19,184

Thereafter -0-

Total $ 73,378

CBC and its owner, Robert Thompson, were not involved in any litigation as of the date of this examination.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE 4 - SIGNIFICANT CUSTOMERS

A significant amount of CBC's commission income is derived from two unrelated manufacturing companies that it represents. The commission income from these two significant customers was $150,476 and $10,044, respectively, for the period ended December 31, 1999.

NOTE 5 - SUBSEQUENT EVENTS

CBC subsequently incorporated on February 22, 2001, as Cal-Bay Controls, Inc., and became the accounting acquiror of Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) in a reverse acquisition consummated on March 8, 2001. Accordingly, the accompanying income statement illustrates the unaudited pro forma operations for CBC as if it had been a corporation for the period presented.

INDEPENDENT AUDITOR'S REPORT

Robert Thompson, Proprietor

CAL-BAY CONTROLS

(A Sole Proprietorship)

Tustin, California

I have audited the accompanying balance sheet of Cal-Bay Controls (A Sole Proprietorship) as of December 31, 2000, and the related statements income, changes in owner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay Controls, as of December 31, 2000, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Argy & Company

ARGY & COMPANY

June 2, 2001

Fountain Valley, California

CAL-BAY CONTROLS

(A Sole Proprietorship)

BALANCE SHEET AND CHANGES IN OWNER'S CAPITAL

December 31, 2000

ASSETS
Current Assets:
Cash	$ 2,568
TOTAL CURRENT ASSETS	2,568
Office Furniture and Equipment, at cost, net of accumulated depreciation of $2,600 (Notes 1c & 2)	3,900
Deposit	2,491
TOTAL ASSETS	$ 8,959
LIABILITIES AND OWNER'S CAPITAL
Current Liabilities:
Accrued Expenses	$ 488
TOTAL CURRENT LIABILITIES	488
Commitments and Contingencies (Note 3)	- - -
Statement of Changes in Owner's Capital:
Owner's Capital as of December 31, 1999	$ 1,850
Owner's Draw	(33,340)
Net Income for Year Ended December 31, 2000	39,961
Owner's Capital December 31, 2000	8,471
TOTAL LIABILITIES AND OWNER'S CAPITAL	$ 8,959

The accompanying notes are an integral part of these financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

INCOME STATEMENT

For the Year Ended December 31, 2000

REVENUES:
Sales Revenues (Note 1b)	$ 35,246
Commission Income (Note 1b)	139,079
TOTAL REVENUES	$ 174,325
COST OF SALES:
Cost of Goods Sold - Products	33,485
Commissions Expense	45,445
TOTAL COST OF SALES	78,930
GROSS PROFIT	95,395
EXPENSES:
Auto Expense	$ 50
Equipment Rentals	5,787
Insurance	1,092
Telephones & Utilities	12,207
Property Rent	26,446
Personal Property Taxes	39
Travel & Entertainment	3,942
Office Expenses & Miscellaneous	3,847
Repairs & Maintenance	184
Professional Fees	540
Depreciation Expense (Notes 1c & 2)	1,300
TOTAL EXPENSES	55,434
TAXES ON INCOME (Note 1d)	---
NET INCOME	$ 39,961

Unaudited Pro Forma Information
Net Income as Stated Above	$ 39,961
Adjustment for Compensation of Sole Proprietor	(33,340)
Adjustment for Income Taxes	(1,673)
Pro Forma Net Income	$ 4,948
Pro Forma Earnings Per Share	$ .00

The accompanying notes are an integral part of the financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2000
Cash Flows From Operating Activities:
Net Income	$ 39,961
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	$ 1,300
Decrease in accrued expenses	(5,636)
Total adjustments to net income	(4,336)
Total Cash Provided by Operating Activities	35,625
Cash Flows From Financing Activities:
Owner's Draw	(33,340)
Total Cash (Used) by Financing Activities	(33,340)
Net Increase In Cash	2,285
Cash at December 31, 1999	283
Cash at December 31, 2000	$ 2,568
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ -0-
Income taxes (Note 1d)	---
Total	$ -0-

The accompanying notes are an integral part of the financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

December 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Cal-Bay Controls (CBC) is a sole proprietorship, being operated in Tustin, California by its owner, Robert Thompson since 1990. CBC is a manufacturer's representative and distribution entity, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets.

CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

(b) REVENUE RECOGNITION

The Company recognizes sales revenue in the Systems and New Products divisions on the date of the delivery of goods to the customer in accordance with SAB 101.

The Company recognizes commission income in accordance with SAB 101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer and the ultimate collectibility of the commission can only be reasonably assured, when the payments are ultimately received by the Company. Commission expense is recorded when the commission income that it is related to is recognized.

(c) DEPRECIATION

Property and equipment purchases are capitalized and stated at cost, net of accumulated depreciation, using the straight-line method, over the estimated useful lives of the assets (generally five years). Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and the related accumulated depreciation account are relieved, and any gain or loss is included in the income statement.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

December 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) INCOME TAXES

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

NOTE 2 - OFFICE FURNITURE AND EQUIPMENT

A summary of property and equipment is as follows:

Office Furniture & Computer Equipment $ 6,500

Less: Accumulated Depreciation (2,600)

Net Furniture and Equipment $ 3,900

Depreciation expense for the year ended December 31, 2000, was $ 1,300. During the period the Company disposed of no assets.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

CBC maintains an office/warehouse facility in Tustin, California. The future minimum annual aggregate rental payments required for the remaining non-cancelable lease term in excess of one year are as follows:

Years Ending December 31,

2001 $ 27,840

2002 19,184

Thereafter -0-

Total $ 47,024

CBC and its owner, Robert Thompson, were not involved in any litigation as of the date of this examination.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

December 31, 2000

NOTE 4 - SIGNIFICANT CUSTOMERS

A significant amount of CBC's commission income is derived from two unrelated manufacturing companies that it represents. The commission income from these two significant customers was $68,106 and $4,546, respectively, for the period ended December 31, 2000.

NOTE 5 - SUBSEQUENT EVENTS

CBC subsequently incorporated on February 22, 2001, as Cal-Bay Controls, Inc., and became the accounting acquiror of Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) in a reverse acquisition consummated on March 8, 2001. Accordingly, the accompanying income statement illustrates the unaudited pro forma operations for CBC as if it had been a corporation for the period presented.

INDEPENDENT AUDITOR'S REPORT

Robert Thompson, Proprietor

CAL-BAY CONTROLS

(A Sole Proprietorship)

Tustin, California

I have audited the accompanying balance sheet of Cal-Bay Controls (A Sole Proprietorship) as of February 22, 2001, and the related statements income, changes in owner's capital and cash flows for the period then ended. These financial statements are the responsibility of the Owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay Controls, as of February 22, 2001, and the results of its operations and cash flows for the period from January 1, 2001 to February 22, 2001, in conformity with generally accepted accounting principles.

/s/ Argy & Company

ARGY & COMPANY

June 2, 2001

Fountain Valley, California

CAL-BAY CONTROLS

(A Sole Proprietorship)

BALANCE SHEET AND CHANGES IN OWNER'S CAPITAL

February 22, 2001
ASSETS
Current Assets:
Cash	$ 925
Prepaid Legal Fees	2,275
TOTAL CURRENT ASSETS	3,200
Office Furniture and Equipment, at cost, net of accumulated depreciation of $2,817 (Notes 1c & 2)	3,683
Deposit	2,491
TOTAL ASSETS	$ 9,374
LIABILITIES AND OWNER'S CAPITAL
Current Liabilities:
Accrued Expenses (Note 3)	$ -0-
TOTAL CURRENT LIABILITIES	-0-
Commitments and Contingencies (Note 3)	- - -
Statement of Changes in Owner's Capital:
Owner's Capital as of December 31, 2000	$ 8,471
Owner's Draw	(5,477)
Net Income from January 1, 2001 to February 22, 2001	6,380
Owner's Capital February 22, 2001	9,374
TOTAL LIABILITIES AND OWNER'S CAPITAL	$ 9,374

The accompanying notes are an integral part of these financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

INCOME STATEMENT

For the Period from January 1, 2001 to February 22, 2001
REVENUES:
Commission Income (Note 1b)	$ 16,849
TOTAL REVENUES	$ 16,849
Cost of Sales (Commissions)	2,727
GROSS PROFIT	14,122
EXPENSES:
Auto Expense	$ 747
Equipment Rentals	353
Insurance	588
Telephones & Utilities	472
Property Rent	4,749
Travel & Entertainment	141
Office Expenses & Miscellaneous	250
Professional Fees	225
Depreciation Expense (Notes 1c & 2)	217
TOTAL EXPENSES	7,742
TAXES ON INCOME (Note 1d)	---
NET INCOME	$ 6,380
Unaudited Pro Forma Information
Net Income as Stated Above	$ 6,380
Adjustment for Compensation of Sole Proprietor	(5,477)
Adjustment for Income Taxes	(815)
Pro Forma Net Income	$ 88
Pro Forma Earnings Per Share	$ .00

The accompanying notes are an integral part of the financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

STATEMENT OF CASH FLOWS

For the Period from January 1, 2001 to February 22, 2001
Cash Flows From Operating Activities:
Net Income	$ 6,380
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation (Note 1c & 2)	$ 217
Increase in Prepaid Legal Fees	(2,275)
Decrease in Accrued Expenses	(488)
Total adjustments to net income	(2,546)
Total Cash Provided by Operating Activities	3,834
Cash Flows From Financing Activities:
Owner's Draw	(5,477)
Total Cash (Used) by Financing Activities	(5,477)
Net Decrease In Cash	(1,643)
Cash at December 31, 2000	2,568
Cash at February 22, 2001	$ 925
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ -0-
Income taxes (Note 1d)	--
Total	$ -0-

The accompanying notes are an integral part of the financial statements.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

February 22, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Cal-Bay Controls (CBC) is a sole proprietorship, being operated in Tustin, California by its owner, Robert Thompson since 1990. CBC is a manufacturer's representative and distribution entity, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets. On February 22, 2001, CBC was incorporated under the name Cal-Bay Controls, Inc.

CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

(b) REVENUE RECOGNITION

The Company recognizes commission income in accordance with SAB 101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer and the ultimate collectibility of the commission can only be reasonably assured, when the payments are ultimately received by the Company. Commission expense is recorded when the commission income that it is related to is recognized.

(c) DEPRECIATION

Property and equipment purchases are capitalized and stated at cost, net of accumulated depreciation, using the straight-line method, over the estimated useful lives of the assets (generally five years). Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and the related accumulated depreciation account are relieved, and any gain or loss is included in the income statement.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

February 22, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) INCOME TAXES

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

NOTE 2 - OFFICE FURNITURE AND EQUIPMENT

A summary of property and equipment is as follows:

Office Furniture & Computer Equipment $ 6,500

Less: Accumulated Depreciation (2,817)

Net Furniture and Equipment $ 3,683

Depreciation expense for the period January 1, 2001 to February 22, 2001, was $ 217. During the period the Company disposed of no assets.

NOTE 3 - ACCRUED EXPENSES AND COMMITMENTS AND CONTINGENCIES

There were no accrued expenses at February 22, 2001.

CBC maintains an office/warehouse facility in Tustin, California. The future minimum annual aggregate rental payments required for the remaining non-cancelable lease term in excess of one year are as follows:

Period Ended February 22,

2002 $ 23,278

2003 19,184

Thereafter -0-

Total $ 42,462

CBC and its owner, Robert Thompson, were not involved in any litigation as of the date of this examination.

CAL-BAY CONTROLS

(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

February 22, 2001

NOTE 4 - SIGNIFICANT CUSTOMERS

A significant amount of CBC's commission income is derived from two unrelated manufacturing companies that it represents. The commission income from these two significant customers was $8,155 and $7,243, respectively, for the period ended February 22, 2001.

NOTE 5 - SUBSEQUENT EVENTS

CBC subsequently incorporated on February 22, 2001, as Cal-Bay Controls, Inc., and became the accounting acquiror of Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) in a reverse acquisition consummated on March 8, 2001. Accordingly, the accompanying income statement illustrates the unaudited pro forma operations for CBC as if it had been a corporation for the period presented.

INDEPENDENT AUDITOR'S REPORT

Board of Directors

CAL-BAY INTERNATIONAL, INC.

I have audited the accompanying consolidated balance sheet of Cal-Bay International, Inc. (A Nevada Corporation), and subsidiary, as of April 30, 2001, and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the four months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay International, Inc. and subsidiary, as of April 30, 2001, and the results of its operations, changes in stockholders' equity and cash flows for the four months then ended, in conformity with generally accepted accounting principles.

/s/ Argy & Company

ARGY & COMPANY

June 2, 2001

Fountain Valley, California

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

CONSOLIDATED BALANCE SHEET

April 30, 2001
ASSETS
Current Assets:
Cash (Note 1c)	$ 15,929
Loan Receivable from Stockholder (Note 4)	8,906
Prepaid Legal Fees (Note 1g)	7,964
TOTAL CURRENT ASSETS	32,799
Office Furniture and Equipment, at cost,
net of accumulated depreciation of
$3,033 (Notes 1i & 2)	3,467
Deposit (Note 1h)	2,491
TOTAL ASSETS	$ 38,757
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accrued Expenses (Note 1j)	$ 1,122
Income Taxes Payable (Notes 1k & 6)	8,181
TOTAL CURRENT LIABILITIES	9,303
Commitments and Contingencies (Note 9)	- - -
Stockholders' Equity:
Common Stock, $.001 par value; 75,000,000 shares
authorized; 21,390,000 shares issued and
outstanding (Notes 1b, 1l, 3 & 8)	$ 21,390
Additional Paid in Capital - (Discount on Stock)	(3,613)
Retained Earnings	11,677
TOTAL STOCKHOLDERS' EQUITY	29,454
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 38,757

The accompanying notes are an integral part of these financial statements.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE FOUR MONTHS ENDED APRIL 30, 2001
REVENUES:
Commission Income (Note 1e)	$ 46,009
TOTAL REVENUES	$ 46,009
Cost of Sales (Commissions)	7,026
GROSS PROFIT	38,983
EXPENSES:
Auto Expense	$ 1,114
Equipment Rentals	1,069
Insurance	1,822
Telephones & Utilities	1,082
Property Rent (Note 9)	4,749
Office Expenses & Miscellaneous	968
Organizational Costs	1,554
Professional Fees	6,551
Depreciation Expense (Notes 1i & 2)	216
TOTAL EXPENDITURES	19,125
NET INCOME BEFORE TAXES	19,858
TAXES ON INCOME (Note 1k & 6)	8,181
NET INCOME AFTER TAXES	$ 11,677
Basic and Fully Diluted Earnings Per Share (Note 1m)	$ .00
Weighted Average Shares Outstanding (Note 1m)	20,496,090

The accompanying notes are an integral part of the financial statements.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

Consolidated Statements of Changes In Stockholders' Equity

Four Months Ended April 30, 2001
	Common Stock
	Total Number of Shares	($0.001 Par) $ Amount	Additional Paid-in Capital (Discount on Stock)	Retained Earnings	Stockholders' Equity
Balance at inception (February 22, 2001)	17,112,000	$17,112	$ (7,738)	$-0-	$9,374
Recapitalization for Reverse Acquisition on March 8, 2001	4,278,000	4,278	4,125	--	8,403
Net Income April 30, 2001	---	---	---	11,677	11,677
Balance at April 30, 2001	21,390,000	$21,390	$(3,613)	$11,677	$29,454

The accompanying notes are an integral part of the financial statements.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

CONSOLIDATED STATEMENT OF CASH FLOWS

Four Months Ended April 30, 2001
Cash Flows From Operating Activities:
Income from Operations	$ 11,677
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation (Note 1i & 2)	$ 216
Increase in Loans to Stockholder (Notes 1f & 4)	(8,906)
Increase in Income Taxes Payable	8,181
Increase in Accounts Payable & Accrued Expenses	6,026
Increase in Prepaid Legal Fees	(5,689)
Total adjustments to net income	(172)
Total Cash Provided by Operating Activities	11,505
Cash Flows From Investing Activities:
Reverse acquisition of Cal-Bay International, Inc.
(net of cash acquired)	3,499
Total Cash Provided by Investing Activities	3,499
Net Increase In Cash	15,004
Cash at Inception	925
Cash at April 30, 2001	$ 15,929
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ -0-
Income taxes (Note 1d)	--
Total	$ -0-

Acquisition Note: In connection with the reverse acquisition of Cal-Bay International, Inc. by Cal-Bay Controls, Inc., the Company acquired assets with a fair value of $8,442 (including cash of $4,904) and assumed liabilities of $39, in exchange for 1,000,000 shares of its common stock. See also Note 3.

The accompanying notes are an integral part of the financial statements.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Cal-Bay International, Inc. and subsidiary ("The Company"), was originally organized as Var-Jazz Entertainment, Inc., under the laws of the State of Nevada, on December 8, 1998. On March 8, 2001, Var-Jazz Entertainment, Inc. acquired 100% of the outstanding common shares of Cal-Bay Controls, Inc., which has been accounted for as a reverse acquisition. Subsequent to this acquisition, Var-Jazz Entertainment, Inc. changed its name to Cal-Bay International, Inc. The Company does not currently have any international operations but expects to in the future. See also Note 3.

Cal-Bay Controls, Inc. (CBC) was originally a sole proprietorship, being operated since 1990 under the name Cal-Bay Controls, in Tustin, California, by its owner Robert Thompson. CBC, which represents the only operating entity of the Company, is a manufacturer's representative and distribution firm, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets. On February 22, 2001, CBC was incorporated under the name Cal-Bay Controls, Inc.

CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

(b) Capitalization

Var-Jazz Entertainment, Inc. was initially capitalized in December, 1998 by the issuance of 1,500,000 shares of its common stock, at $0.004 per share, totaling $6,000. In June, 1999 the Company circulated a self written confidential offering memorandum, resulting in the issuance of an additional 2,778,000 common shares, for a total of $46,300, less offering costs of $8,415.

On March 8, 2001, Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) acquired all of the issued and outstanding common stock of CBC in exchange for 17,112,000 shares of its common stock. The shares issued in the acquisition resulted in the owners of CBC having operating control of Cal-Bay International, Inc. immediately following the acquisition. Therefore, for financial reporting purposes, CBC is deemed to have acquired Cal-Bay International, Inc. in a reverse acquisition accompanied by a recapitalization.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(1) Summary of Significant Accounting Policies (Continued)

(b) Capitalization (continued)

The surviving entity reflects the assets and liabilities of Cal-Bay International, Inc. and CBC at their historical book values and the historical operations of the Company are those of CBC. The issued common stock is that of Cal-Bay International, Inc. and the retained earnings is that of CBC. The statement of income includes operations of CBC from February 22, 2001 (date of inception) through April 30, 2001 and operations of Cal-Bay International, Inc. from March 8, 2001 (date of acquisition) through April 30, 2001.

Immediately subsequent to this acquisition, the Company increased its authorized common stock from 25,000,000 to 75,000,000 and initiated a forward 3 for 1 stock split, resulting in 21,390,000 total outstanding common shares. See also Note 3.

(c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of April 30, 2001.

(d) Principles of Consolidation and Basis of Accounting

The accompanying consolidated financial statements include the accounts of Cal-Bay International, Inc. and of its wholly owned subsidiary, CBC. All material inter-company transactions and accounts have been eliminated in consolidation. The Company has no continuing operating activities other than that of CBC.

(e) Revenue Recognition

The Company recognizes commission income in accordance with SAB 101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer and the ultimate collectibility of the commission can only be reasonably assured, when the payments are ultimately received by the Company. Commission expense is recorded when the commission income that it is related to is recognized.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(1) Summary of Significant Accounting Policies (Continued)

(e) Revenue Recognition (continued)

Although the Company has no sales in the Systems and New Products divisions in 2001, the Company will recognize revenue in the Systems and New Products divisions on the date of delivery of goods to the customer in accordance with SAB 101.

(f) Loan Receivable From Stockholder & Related Parties

The balance of related party loan receivable is with the majority stockholder, is interest free and is due and payable as of December 31, 2001. See also Note 4.

(g) Prepaid Legal Fees

This balance consists of retainers with the Company's two legal firms who are currently representing them for organizational and registration purposes.

(h) Deposits

This balance consists of a security deposit on the Company's leased premises.

(i) Property and Equipment and Organizational Expenditures

Office furniture and equipment is stated at cost and is depreciated using the straight line method over their estimated useful lives, currently five years. Organizational expenditures for the Company were paid as completed, totaling $1,554, as of April 30, 2001, and have been expensed as incurred in accordance with SOP 98-5. Betterment's and improvements are capitalized and depreciated over their estimated useful lives, while repairs and maintenance costs are expensed when incurred.

(j) Accounts Payable an Accrued Expenses

The balance consists primarily of unpaid operating expenditures and contractual obligations due currently.

(k) Income Taxes

The Company has applied the Financial Accounting Standards Board Statement 109, Accounting for Income Taxes (SFAS 109), to all operations since inception, for all periods disclosed in this financial examination, and all other disclosures of information for periods prior to acquisitions of the operating subsidiary, CBC.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(1) Summary of Significant Accounting Policies (Continued)

(k) Income Taxes (continued)

SFAS 109 "Accounting for Income Taxes" requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period, plus or minus the change during the period, in deferred tax assets and liabilities. The Company, exclusive of the operations of its wholly owned subsidiary CBC, has experienced operating losses during its period of existence. These losses occurred in a business activity unrelated to that of CBC and the Company does not have any current plans to re-enter that market. Therefore, future profitability of this related business activity cannot be assured, resulting in reserves for the valuation allowance of the entire amount of the determined deferred tax assets (See also Note 6).

(l) Transactions in Capital Stock

All securities issued by the Company and CBC have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, transferred, pledged or hypothecated, in the absence of a registration statement in effect with respect to the securities under such act, or an opinion of counsel or other evidence satisfactory to the Company that such registration is not required, or unless sold pursuant to Rule 144 under such act. The Company's free trading stock is currently involved in limited trading on the pink sheets under the symbol CBYI. The trading price at April 30, 2001 was $.60 and has been consistently trading in limited transactions, as of and before the date of this report. See also Notes 3, 5 and 8.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(1) Summary of Significant Accounting Policies (Continued)

(m)Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion 15, "Earnings Per Share". SFAS 128 requires dual presentation of basic and, where applicable, diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share which utilizes the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully diluted earnings per share. SFAS 128 is effective for the Company in 1999, 2000 and 2001. However, there were no common stock equivalents during the any of these periods and, therefore, there is no effect on the earnings per share presented for any of these periods, due to the Company's adoption of SFAS 128. Basic earnings per share have been computed using the weighted average number of common shares outstanding.

(2) Office Furniture and Equipment

A summary of property and equipment is as follows:

Office Furniture & Computer Equipment $ 6,500

Less: Accumulated Depreciation (3,033)

Net Furniture and Equipment $ 3,467

(3) Acquisition of Cal-Bay Controls, Inc.

As previously discussed in Note 1b, Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) acquired all of the issued and outstanding common stock of CBC in exchange for 17,112,000 shares of its common stock. The transaction has been accounted for as a reverse acquisition, in accordance with the terms of Accounting Principles Board Opinion No. 16, paragraph 70 and SAB Topic 2A. Since Cal-Bay International, Inc. was a non-operating public shell company with minimal assets, the transaction has been treated as a capital transaction in substance, with no goodwill or intangible being recorded, and no pro forma financial information being presented.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(3) Acquisition of Cal-Bay Controls, Inc. (continued)

The following is a summary of the financial position of the Cal-Bay International, Inc. (CBYI) and CBC at April 30, 2001, without the consolidating and eliminating adjustments:
	CBYI	CBC	Combined
Current assets	$ -0-	$ 32,799	$ 32,799
Property and equipment, net	-0-	3,467	3,467
Other assets	-0-	2,491	2,491
	$ -0-	$ 38,757	$ 38,757
Current liabilities	$ -0-	$ 9,303	$ 9,303
Stockholders' equity	-0-	29,454	29,454
	$ -0-	$ 38,757	$ 38,757

Included in consolidated results of operations for the four months ended April 30, 2001 are the following results of the previously separate companies for the period from January 1, 2001 to April 30, 2001:
	CBYI	CBC	Consolidated
Net sales	$ -0-	$ 46,009	$ 46,009
Net income (Loss)	$ (8,403)	$ 20,080	$ 11,667

(4) Related Party Transactions & Significant Customers/Suppliers

As of the period ended April 30, 2001, the Company has advanced the majority stockholder and officer a total of $8,906, which is included in the accompanying financial statements as loan receivable from stockholder (see Note 1f). Additionally, a majority of CBC's commission income is derived from two unrelated manufacturing companies that it represents. The commission income from these two significant customers was $18,494 and $7,411, respectively, for the period ended April 30, 2001 (see also Note 7).

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(5) Certain Beneficial Owners and Management

The following is a list of the officers and directors of the Company, along with all other shareholders owning directly or indirectly at least 5% of the Company's shares as of April 30, 2001. There have been no salaries greater than $100,000 paid to any one employee during the Company's existence.

Shareholder/Position/Title	Shares Held	Ownership
Robert Thompson - President &CEO	12,026,953	56.2%
Charles Prebay - Vice President & CFO	2,000,000	9.4
Chris Walker	1,059,000	5.0
Cede & Co. - Investor	1,188,000	5.5
All Other Investors	5,116,047	23.9
Total shares issued & outstanding	21,390,000	100.0%

(6) Income Taxes

As of April 30, 2001, the Company had provided taxes on consolidated income for Federal and State income taxes, estimated at $8,181.

At April 30, 2001 deferred taxes consisted of a net tax assets (benefits) of approximately $8,777, due to operating loss carryforwards of the Company totaling $43,885, which were fully offset by equal valuation allowances since there is no assurance of recovery. The net operating loss carryforwards will expire beginning in 2013.

(7) Off Balance Sheet Risk

The Company could be affected by the inability to establish a market for their shares of stock. Additionally, since the date of incorporation, the short-term sales revenue for the Company has come primarily from two principal accounts, which is due to the fact that the markets for the products from these accounts have been very active recently. Over the long-term, management expects the markets for these products and accounts to diversify. Also, these principals are not the only suppliers for these products and management has other sources for identical products if it becomes necessary to find other suppliers.

(8) Common Stock

The Company is authorized to issue 75,000,000 common shares with a $0.001 par value. Following a 3 for 1 forward split of common shares outstanding on March 8, 2001, total outstanding shares amounted to 21,390,000. Each common share is entitled to one vote and there are no other preferences. No dividends have been paid by the Company since inception.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

April 30, 2001

(9) Commitments and Contingencies

CBC maintains an office/warehouse facility in Tustin, California. The future minimum annual aggregate rental payments required for the remaining non-cancelable lease term in excess of one year are as follows:

Period Ended April 30,

2002 $ 23,278

2003 14,854

Thereafter -0-

Total $ 38,132

The Company was not involved in any litigation as of the date of this examination.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

CONSOLIDATED BALANCE SHEET (unaudited)

June 30, 2001
ASSETS
Current Assets:
Cash (Note 1c)	$ 31,310
Loan Receivable from Stockholder (Note 4)	8,906
Prepaid Rent (Note 1g)	2,375
TOTAL CURRENT ASSETS	42,591
Office Furniture and Equipment, at cost,
net of accumulated depreciation of
$3,250 (Notes 1i & 2)	3,250
Deposit (Note 1h)	2,491
TOTAL ASSETS	$ 48,332
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accrued Expenses (Note 1j)	$ 18,782
Accrued Salaries & Wages	11,500
Income Taxes Payable (Notes 1k & 6)	800
TOTAL CURRENT LIABILITIES	31,082
Commitments and Contingencies (Note 9)	- - -
Stockholders' Equity:
Common Stock, $.001 par value; 75,000,000 shares
authorized; 21,390,000 shares issued and
outstanding (Notes 1b, 1l, 3 & 8)	$ 21,390
Additional Paid in Capital - (Discount on Stock)	(3,613)
Retained Deficit	(527)
TOTAL STOCKHOLDERS' EQUITY	17,250
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 48,332

See notes to consolidated financial statements.

CAL-BAY INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Period from Inception to June 30, 2001 and

For the Three Months Ended June 30, 2001 & 2000 and

For the Six Months Ended June 30, 2001 & 2000

	Period from 2/23-6/30 2001	Three Months Ended June 30 2001	Three Months Ended June 30 2000	Six Months Ended June 30 2001	Six Months Ended June 30 2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Commission income	$ 136,949	$ 100,827	$ 46,955	$ 153,798	$ 63,385
Commission expense	44,996	34,540	15,644	47,723	35,475
Gross profit	91,953	66,287	31,311	106,075	27,910
Operating expenses	92,480	83,741	33,681	106,514	24,065
Net income (loss)	$ (527)	$ (17,454)	$ (2,370)	$ (439)	$ 3,845
Net income (loss) Per share:
Basic & Diluted	(0.00)	(0.00)	(0.00)	(0.00)	0.00
Weighted average Shares outstanding:
Basic & Diluted	20,922,094	21,390,000	17,112,000	19,806,431	17,112,000

See notes to consolidated financial statements.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

Consolidated Statements of Changes In Stockholders' Equity

(unaudited)

For the Period Ended June 30, 2001

	Common Stock		Additional Paid-in Capital (Discount on Stock)	Retained Deficit	Stockholders' Equity
	Total Number of Shares	($0.001 Par) $ Amount

Balance at inception (February 22, 2001)	17,112,000	$17,112	$(7,738)	$ -0-	$9,374
Recapitalization for Reverse Acquisition on March 8, 2001	4,278,000	4,278	4,125	--	8,403
Net (Loss) June 30, 2001	---	--	--	(527)	(527)
Balance at June 30, 2001	21,390,000	$21,390	$(3,613)	$(527)	$17,250

See notes to consolidated financial statements.

CAL-BAY INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Period from Inception to June 30, 2001 and

For the Three Months Ended June 30, 2001 & 2000 and

For the Six Months Ended June 30, 2001 & 2000

	Period from 2/23-6/30 2001	Three Months Ended June 30 2001	Three Months Ended June 30 2000	Six Months Ended June 30 2001	Six Months Ended June 30 2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$ (527)	$ (17,454)	$ (2,370)	$ (439)	$ 3,845
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	433	325	325	650	650
Increase (decrease) to current assets & current liabilities	26,980	40,855	-0-	25,032	(6,124)
Total adjustments	27,413	41,180	325	25,682	(5,474)
Net cash provided (used) by operating activities	26,886	23,726	(2,045)	25,243	(1,629)
Cash flows from investing activities:
Reverse acquisition of Cal-Bay International, Inc. (net of cash acquired)	3,499	-0-	-0-	3,499	-0-
Net cash provided by investing activities	3,499	-0-	-0-	3,499	-0-
Net increase (decrease) in Cash	30,385	23,726	(2,045)	28,742	(1,629)
Cash & equivalents, beginning of period	925	7,584	699	2,568	283
Cash & equivalents, end of period	$ 31,310	$ 31,310	$ (1,346)	$ 31,310	$ (1,346)
Supplemental cash flow information:
Cash paid for interest	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Cash paid for taxes	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-

Acquisition Note: In connection with the reverse acquisition of Cal-Bay International, Inc. by Cal-Bay Controls, Inc., the Company acquired net assets with a fair value of $8,442 (including cash of $4,904) and assumed liabilities of $39. See also Note 3.

See notes to consolidated financial statements.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Cal-Bay International, Inc. and subsidiary ("The Company"), was originally organized as Var-Jazz Entertainment, Inc., under the laws of the State of Nevada, on December 8, 1998. On March 8, 2001, Var-Jazz Entertainment, Inc. acquired 100% of the outstanding common shares of Cal-Bay Controls, Inc., which has been accounted for as a reverse acquisition. Subsequent to this acquisition, Var-Jazz Entertainment, Inc. changed its name to Cal-Bay International, Inc. The Company does not currently have any international operations but expects to in the future. See also Note 3.

Cal-Bay Controls, Inc. (CBC) was originally a sole proprietorship, being operated since 1990 under the name Cal-Bay Controls, in Tustin, California, by its owner Robert Thompson. CBC, which represents the only operating entity of the Company, is a manufacturer's representative and distribution firm, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets. On February 22, 2001, CBC was incorporated under the name Cal-Bay Controls, Inc. The accompanying consolidated statements of operations and cash flows reflect the comparative three and six month periods of operations of the sole proprietorship for the periods prior to incorporation and include pro forma adjustments to the operations of the sole proprietorship for comparison purposes.

CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

(b) Capitalization

Var-Jazz Entertainment, Inc. was initially capitalized in December, 1998 by the issuance of 1,500,000 shares of its common stock, at $0.004 per share, totaling $6,000. In June, 1999 the Company circulated a self written confidential offering memorandum, resulting in the issuance of an additional 2,778,000 common shares, for a total of $46,300, less offering costs of $8,415.

On March 8, 2001, Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) acquired all of the issued and outstanding common stock of CBC in exchange for 17,112,000 shares of its common stock. The shares issued in the acquisition resulted in the owners of CBC having operating control of Cal-Bay International, Inc. immediately following the acquisition. Therefore, for financial reporting purposes, CBC is deemed to have acquired Cal-Bay International, Inc. in a reverse acquisition accompanied by a recapitalization.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(1) Summary of Significant Accounting Policies (Continued)

(b) Capitalization (continued)

The surviving entity reflects the assets and liabilities of Cal-Bay International, Inc. and CBC at their historical book values and the historical operations of the Company are those of CBC. The issued common stock is that of Cal-Bay International, Inc. and the retained earnings is that of CBC. The initial consolidated statement of income includes operations of CBC from February 22, 2001 (date of inception) through June 30, 2001 and operations of Cal-Bay International, Inc. from March 8, 2001 (date of acquisition) through June 30, 2001.

Immediately subsequent to this acquisition, the Company increased its authorized common stock from 25,000,000 to 75,000,000 and initiated a forward 3 for 1 stock split, resulting in 21,390,000 total outstanding common shares. See also Note 3.

(c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of June 30, 2001.

(d) Principles of Consolidation and Basis of Accounting

The accompanying consolidated financial statements include the accounts of Cal-Bay International, Inc. and of its wholly owned subsidiary, CBC. All material inter-company transactions and accounts have been eliminated in consolidation. The Company has no continuing operating activities other than that of CBC.

(e) Revenue Recognition

The Company recognizes commission income in accordance with SAB 101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer and the ultimate collectibility of the commission can only be reasonably assured, when the payments are ultimately received by the Company. Commission expense is recorded when the commission income that it is related to is recognized.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(1) Summary of Significant Accounting Policies (Continued)

(e) Revenue Recognition (continued)

Although the Company has no sales in the Systems and New Products divisions in 2001, the Company will recognize revenue in the Systems and New Products divisions on the date of delivery of goods to the customer in accordance with SAB 101.

(f) Loan Receivable From Stockholder & Related Parties

The balance of related party loan receivable is with the majority stockholder, is interest free and is due and payable as of December 31, 2001. See also Note 4.

(g) Prepaid Rent

This balance consists of one months prepaid rent on the Company's leased premises.

(h) Deposits

This balance consists of a security deposit on the Company's leased premises.

(i) Property and Equipment and Organizational Expenditures

Office furniture and equipment is stated at cost and is depreciated using the straight line method over their estimated useful lives, currently five years. Organizational expenditures for the Company were paid as completed, totaling $1,554, as of June 30, 2001, and have been expensed as incurred in accordance with SOP 98-5. Betterment's and improvements are capitalized and depreciated over their estimated useful lives, while repairs and maintenance costs are expensed when incurred.

(j) Accounts Payable an Accrued Expenses

The balance consists primarily of unpaid operating expenditures and contractual obligations due currently.

(k) Income Taxes

The Company has applied the Financial Accounting Standards Board Statement 109,Accounting for Income Taxes (SFAS 109), to all operations since inception, for all periods disclosed in this financial examination, and all other disclosures of information for periods prior to acquisitions of the operating subsidiary, CBC.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(1) Summary of Significant Accounting Policies (Continued)

(k) Income Taxes (continued)

SFAS 109 "Accounting for Income Taxes" requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period, plus or minus the change during the period, in deferred tax assets and liabilities. The Company, exclusive of the operations of its wholly owned subsidiary CBC, has experienced operating losses during its period of existence. These losses occurred in a business activity unrelated to that of CBC and the Company does not have any current plans to re-enter that market. Therefore, future profitability of this related business activity cannot be assured, resulting in reserves for the valuation allowance of the entire amount of the determined deferred tax assets (See also Note 6).

(l) Transactions in Capital Stock

All securities issued by the Company and CBC have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, transferred, pledged or hypothecated, in the absence of a registration statement in effect with respect to the securities under such act, or an opinion of counsel or other evidence satisfactory to the Company that such registration is not required, or unless sold pursuant to Rule 144 under such act. The Company's free trading stock is currently involved in limited trading on the pink sheets under the symbol CBYI. The trading price at June 30, 2001 was $1.20 and has been consistently trading in limited transactions, as of and before the date of this report. See also Notes 3, 5 and 8.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(1) Summary of Significant Accounting Policies (Continued)

(m)Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion 15, "Earnings Per Share". SFAS 128 requires dual presentation of basic and, where applicable, diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share which utilizes the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully diluted earnings per share. SFAS 128 is effective for the Company in 1999, 2000 and 2001. However, there were no common stock equivalents during the any of these periods and, therefore, there is no effect on the earnings per share presented for any of these periods, due to the Company's adoption of SFAS 128. Basic earnings per share have been computed using the weighted average number of common shares outstanding.

(2) Office Furniture and Equipment

A summary of property and equipment is as follows:

Office Furniture & Computer Equipment $ 6,500

Less: Accumulated Depreciation (3,250)

Net Furniture and Equipment $ 3,250
3652:

(3) Acquisition of Cal-Bay Controls, Inc.

As previously discussed in Note 1b, Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) acquired all of the issued and outstanding common stock of CBC in exchange for 17,112,000 shares of its common stock. The transaction has been accounted for as a reverse acquisition, in accordance with the terms of Accounting Principles Board Opinion No. 16, paragraph 70 and SAB Topic 2A. Since Cal-Bay International, Inc. was a non-operating public shell company with minimal assets, the transaction has been treated as a capital transaction in substance, with no goodwill or intangible being recorded, and no pro forma financial information being presented.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(3) Acquisition of Cal-Bay Controls, Inc. (continued)

The following is a summary of the financial position of the Cal-Bay International, Inc. (CBYI) and CBC at June 30, 2001, without the consolidating and eliminating adjustments:
	CBYI	CBC	Combined
Current assets	$ -0-	$ 42,591	$ 42,591
Property and equipment, net	-0-	3,250	3,250
Other assets	-0-	2,491	2,491
	$ -0-	$ 48,332	$ 48,332
Current liabilities	$ -0-	$ 31,082	$ 31,082
Stockholders' equity	-0-	17,250	17,250
	$ -0-	$ 48,332	$ 48,332

Included in consolidated results of operations for the period ended June 30, 2001 are the following results of the previously separate companies for the period from February 23, 2001 to June 30, 2001:
	CBYI	CBC	Consolidated
Net sales	$ -0-	$ 136,949	$ 136,949
Net income (Loss)	$ (8,403)	$ 7,876	$ (527)

(4) Related Party Transactions & Significant Customers/Suppliers

As of the period ended June 30, 2001, the Company has advanced the majority stockholder and officer a total of $8,906, which is included in the accompanying financial statements as loan receivable from stockholder (see Note 1f). Additionally, a majority of CBC's commission income is derived from two unrelated manufacturing companies that it represents. The commission income from these two significant customers was $40,353 and $13,668, respectively, for the period of inception through June 30, 2001 (see also Note 7).

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(5) Certain Beneficial Owners and Management

The following is a list of the officers and directors of the Company, along with all other shareholders owning directly or indirectly at least 5% of the Company's shares as of June 30, 2001. There have been no salaries greater than $100,000 paid to any one employee during the Company's existence.

Shareholder/Position/Title	Shares Held	Ownership
Robert Thompson - President &CEO	12,026,953	56.2%
Charles Prebay - Vice President & CFO	2,000,000	9.4
Chris Walker	1,059,000	5.0
Cede & Co. - Investor	1,188,000	5.5
All Other Investors	5,116,047	23.9
Total shares issued & outstanding	21,390,000	100.0%

(6) Income Taxes

As of June 30, 2001, the Company had provided taxes on consolidated income for Federal and State income taxes, estimated at $800.

At June 30, 2001 deferred taxes consisted of a net tax assets (benefits) of approximately $8,777, due to operating loss carryforwards of the Company totaling $43,885, which were fully offset by equal valuation allowances since there is no assurance of recovery. The net operating loss carryforwards will expire beginning in 2013.

(7) Off Balance Sheet Risk

The Company could be affected by the inability to establish a market for their shares of stock. Additionally, since the date of incorporation, the short-term sales revenue for the Company has come primarily from two principal accounts, which is due to the fact that the markets for the products from these accounts have been very active recently. Over the long-term, management expects the markets for these products and accounts to diversify. Also, these principals are not the only suppliers for these products and management has other sources for identical products if it becomes necessary to find other suppliers.

(10) Common Stock

The Company is authorized to issue 75,000,000 common shares with a $0.001 par value. Following a 3 for 1 forward split of common shares outstanding on March 8, 2001, total outstanding shares amounted to 21,390,000. Each common share is entitled to one vote and there are no other preferences. No dividends have been paid by the Company since inception.

CAL-BAY INTERNATIONAL, INC.

And Subsidiary

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 (unaudited)

(11) Commitments and Contingencies

CBC maintains an office/warehouse facility in Tustin, California. The future minimum annual aggregate rental payments required for the remaining non-cancelable lease term in excess of one year are as follows:

Period Ended June 30,

2002 $ 23,278

2003 10,104

Thereafter -0-

Total $ 33,382

The Company was not involved in any litigation as of the date of this examination.

David E. Coffey 3651 Lindell Road, Suite 1, Las Vegas, NV 89103

Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

3834:

To the Board of Directors and Stockholders

of Var-Jazz Entertainment, Inc.

Las Vegas, Nevada

I have audited the accompanying balance sheets of Var-Jazz Entertainment, Inc. (a development stage company) as of December 31, 2000, and December 31, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 9, 1998 (date of inception) to December 31, 2000. These statements are the responsibility of Var-Jazz Entertainment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Var-Jazz Entertainment, Inc., as of December 31, 2000, and December 31, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 9, 1998. in conformity with generally accepted accounting principles.

/s/ David E Coffey

David E. Coffey, C. P. A.

Las Vegas, Nevada

February 9, 2001

VAR-JAZZ ENTERTAINMENT, INC,

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2000	December 31, 1999
ASSETS
Cash	$ 4,904	$ 23,424
Inventory	3,538	0
Total Assets	$ 8,442	$ 23,424
LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable	$ 39	$ 0
Total Liabilities	39	0
Stockholders' Equity
Common stock, authorized 25,000,000
shares at $.001 par value, issued and
outstanding 1,426,000 shares	1,426	1,426
Additional paid-in capital	42,459	42,459
Deficit accumulated during the
development stage	(35,482)	(20,461)
Total Stockholders' Equity	8,403	23,424
Total Liabilities and Stockholders' Equity	$ 8,442	$ 23,424

The accompanying notes are an integral part of these financial statements.

VAR-JAZZ ENTERTAINMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

(With Cumulative Figures From Inception)

	Year ended Dec. 31, 2000	Year ended Dec. 31, 1999	From Inception, Dec. 9,1998, to Dec. 31, 2000
Sales	$ 290	$ 0	$ 290
Cost of goods sold	33	0	33
Gross profit	257	0	257
Expenses
Shipping	78	0	78
Advertising and promotions	3,395	0	3,395
Consulting	3,000	8,000	11,000
CD development costs	8,682	8,758	17,440
Professional fees	0	3,000	3,000
Licenses and fees	105	0	105
Office expenses	0	208	208
Royalties	18	0	18
Organizational expense	0	0	495
Total expenses	15,278	19,966	35,739
Net loss	$(15,021)	$(19,966)	$(35,482)
Retained earnings,
beginning of period	(20,461)	(495)
Deficit accumulated during
the development stage	$(35,482)	$(20,461)
Earnings (loss) per share
assuming dilution:
Net loss	$ (0.01)	$ (0.02)	$ (0.03)
Weighted average shares
Outstanding	1,426,000	1,040,167	1,203,760

The accompanying notes are an integral part of these financial statements.

VAR-JAZZ ENTERTAINMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM DECEMBER 9,1998, (Date of Inception) TO DECEMBER 31,2000

	Common Stock		Additional Paid-in Capital	Deficit accumulated during the development stage	Total
	Shares	Amount
Balance,
December 9, 1998	---	--	---	---	---
Issuance of common stock for cash
December, 1998	500,000	500	5,500	0	6,000
Less net loss	0	0	0	(495)	(495)
Balance,
December 31, 1998 4117:	600,000	500	5,500	(495)	5,505
Issuance of common stock for cash
June, 1999	926,000	926	45,374	0	46,300
Less offering costs	0	0	(8,415)	0	(8,415)
Less net loss	0	0	0	(19,966)	(19,966)
Balance,
December 31, 1999	1,426,000	1,426	42,469	(20,461)	23,424
Less net loss	0	0	0	(16,021)	(16,021)
Balance,
December 31, 2000	1,426,000	$ 1,426	$ 42,459	$ (35,482)	$ 8,403

The accompanying notes are an integral part of these financial statements

VAR-JAZZ ENTERTAINMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(With Cumulative Figures From Inception)

	Year ended Dec. 31, 2000	Year ended Dec. 31, 1999	From Inception, Dec. 9, 1998, to Dec, 31, 2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net Loss;	$ (15,021)	$ (19,966)	$ (35,482)
Non-cash items included in net loss	0	0	0
Adjustments to reconcile net loss to cash used by operating activity
Increase in inventory	(3,538)	0	(3,538)
Accounts payable	39	(495)	39
NET CASH PROVIDED BY OPERATING ACTIVITIES	(18,520)	(20,461)	(38,981)
CASH FLOWS USED BY INVESTING ACTIVITIES	0	0	0
NET CASH USED BY INVESTING ACTIVITIES	0	0	0
CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock	0	926	1,426
Paid-in capital	0	45,374	50,874
Less offering costs	0	(8,415)	(8,415)
NET CASH PROVIDED BY FINANCING ACTIVITIES	0	37,885	43,885
NET INCREASE IN CASH	(18,520)	7,424	4,904
CASH AT BEGINNING OF PERIOD	23,424	6,000	0
CASH AT END OF PERIOD	$4,904	$ 23,424	$4,904

The accompanying notes are an integral part of these financial statements.

VAR~JAZZ ENTERTAINMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 9, 1998, under the laws of the State of Nevada. The business purpose of the Company is to engage in the production and distribution of compact disks featuring Nevada lounge acts.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B INVENTORY

Inventory is carried at the lower of cost or market value on the first in, first out basis.

NOTE C OFFERING COSTS

Offering costs are reported as a reduction in the amount of paid in capital received for sale of the shares.

NOTE D EARNINGS (LOSS) PER SHARE

Basic F-P$ is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing not income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE E STOCK OFFERINGS

In June of 1999, the Company completed the sale of 926,000 shares of its common stock at $.05 per share for $46,300. The proceeds were to be used for production and distribution of compact disks featuring Nevada lounge acts.